SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of November 2006

KOREA ELECTRIC POWER CORPORATION

(Translation of registrant’s name into English)

167, Samseong-dong, Gangnam-gu, Seoul 135-791, Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

This Report of Foreign Private Issuer on Form 6-K is deemed filed for all purposes under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, including by reference in the Registration Statement on Form F-3 (Registration No. 33-99550) and the Registration Statement on Form F-3 (Registration No. 333-9180).

KOREA ELECTRIC POWER CORPORATION

Non-consolidated Financial Statements

(Unaudited)

As of September 30, 2006 and 2005

(With Independent Accountants’ Review Report Thereon)

Independent Accountants’ Review Report

Based on a report originally issued in Korean

The Board of Directors and Stockholders

Korea Electric Power Corporation:

We have reviewed the accompanying non-consolidated balance sheet of Korea Electric Power Corporation (the “Company”) as of September 30, 2006, and the related non-consolidated statements of income and cash flows for the three-month and nine-month periods ended September 30, 2006 and 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to issue a report on these financial statements based on our reviews.

We conducted our reviews in accordance with the Review Standards for Semiannual Financial Statements established by the Securities and Futures Commission of the Republic of Korea. These standards require that we plan and perform the review to obtain moderate assurance as to whether the financial statements are free of material misstatement. A review consists principally of inquiries of company personnel and analytical procedures applied to financial data and, thus, provides less assurance than an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

Based on our reviews, nothing has come to our attention that causes us to believe that the financial statements referred to above are not presented fairly, in all material respects, in accordance with the Korea Electric Power Corporation Act, the Accounting Regulations for Government Invested Enterprises and accounting principles generally accepted in the Republic of Korea.

The accompanying non-consolidated balance sheet of the Company as of December 31, 2005 and the related statements of income and cash flows for the year then ended, which are not accompanying this report were audited by us and our report thereon, dated January 27, 2006, expressed an unqualified opinion. The accompanying non-consolidated balance sheet of the Company as of December 31, 2005, presented for comparative purposes, is not different from that audited by us in all material respects.

The accompanying non-consolidated financial statements as of and for the three-month and nine-month period ended September 30, 2006 have been translated into United States dollars solely for the convenience of the reader and have been translated on the basis set forth in note 2 to the non-consolidated financial statements.

The following matters may be helpful to the readers in their understanding of the non-consolidated financial statements:

As discussed in note 1(b) to the non-consolidated financial statements, accounting principles and review standards and their application in practice vary among countries. The accompanying non-consolidated financial statements are not intended to present the financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in countries other than the Republic of Korea. In addition, the procedures and practices utilized in the Republic of Korea to review such financial statements may differ from those generally accepted and applied in other countries. Accordingly, this report and the accompanying financial statements are intended for use only by those knowledgeable about Korean accounting principles, the Korea Electric Power Corporation Act, the Accounting Regulations for Government Invested Enterprises, and Korean accounting procedures and review standards and their application in practice.

As discussed in note 1(b) to the non-consolidated financial statements, effective January 1, 2006, the Company adopted Statement of Korea Accounting Standards No. 20, Related Party Disclosures. The adoption of these standards did not have a significant impact on accompanying non-consolidated financial statements.

As discussed in note 26 to the non-consolidated financial statements, the Company had sales and purchases with related parties, including its six power generation subsidiaries for the nine-month period ended September 30, 2006 and related receivables and payables as of September 30, 2006. Also, as of

September 30, 2006, the Company had long-term borrowings (including current portion) from Korea Development Bank (“KDB”). The Company has provided debt guarantees to a foreign subsidiary. In addition, KDB, one of the Company’s major shareholders, has provided guarantees for a portion of the Company’s foreign currency debt.

/s/ KPMG Samjong Accounting Corp.

Seoul, Korea
October 27, 2006

This report is effective as of October 27, 2006, the review report date. Certain subsequent events or circumstances, which may occur between the review report date and the time of reading this report, could have a material impact on the accompanying non-consolidated financial statements and notes thereto. Accordingly, the readers of the review report should understand that there is a possibility that the above review report may have to be revised to reflect the impact of such subsequent events or circumstances, if any.

Korea Electric Power Corporation

Non-consolidated Balance Sheets

September 30, 2006 and December 31, 2005

(Unaudited)

(In millions of Korean Won and in thousands of U.S. dollars)

	Won			U.S. dollars (note 2)
	2006		2005	2006
Assets
Property, plant and equipment (notes 3 and 5)	Won	44,777,561	43,163,840	$47,373,636
Less: accumulated depreciation		(12,094,557)	(10,854,375)	(12,795,765)
Less: construction grants		(4,041,491)	(3,640,966)	(4,275,805)

		28,641,513	28,668,499	30,302,066

Construction-in-progress		2,534,930	2,118,540	2,681,898

		31,176,443	30,787,039	32,983,964

Investments and other assets:
Investment securities (note 6)		27,441,541	26,797,485	29,032,524
Long-term loans (note 7)		199,289	180,084	210,843
Currency and interest rate swaps (note 21)		—	549,668	—
Intangible assets (note 4)		212,887	235,040	225,230
Other non-current assets (notes 8 and 18)		152,634	151,854	161,482

		28,006,351	27,914,131	29,630,079

Current assets:
Cash and cash equivalents (notes 9 and 18)		507,793	208,513	537,235
Trade receivables, less allowance for doubtful accounts of Won50,723 in 2006 and Won44,330 in 2005 (note 26)		2,197,512	2,041,366	2,324,917
Other accounts receivable, less allowance for doubtful accounts of Won5,897 in 2006 and Won5,232 in 2005 (notes 18 and 26)		261,991	263,041	277,181
Short-term financial instruments (note 10)		25,000	38,000	26,450
Short-term currency swaps (note 21)		484,919	—	513,033
Inventories (note 11)		134,970	92,741	142,796
Deferred income tax assets (note 24)		184,154	207,860	194,831
Other current assets (notes 7, 12 and 18)		128,003	74,150	135,422

		3,924,342	2,925,671	4,151,865

Total assets	Won	63,107,136	61,626,841	$66,765,908

See accompanying notes to non-consolidated financial statements.

Korea Electric Power Corporation

Non-consolidated Balance Sheets, Continued

September 30, 2006 and December 31, 2005

(Unaudited)

(In millions of Korean Won and in thousands of U.S. dollars, except share data)

	Won			U.S. dollars (note 2)
	2006		2005	2006
Liabilities and Shareholders’ Equity
Stockholders’ equity:
Common stock of Won5,000 par value
Authorized - 1,200,000,000 shares
Issued - 641,567,712 shares in 2006 and 2005 (note 13)	Won	3,207,839	3,207,839	$3,393,820
Capital surplus (notes 3 and 13)		14,438,849	14,422,727	15,275,973
Retained earnings:
Appropriated (note 14)		23,922,207	22,209,291	25,309,149
Unappropriated		2,098,743	2,444,451	2,220,422
Capital adjustments (note 15)		(80,023)	(78,646)	(84,663)

Total shareholders’ equity		43,587,615	42,205,662	46,114,701

Long-term liabilities:
Long-term debt, net (notes 17 and 26)		9,819,105	10,430,342	10,388,389
Accrual for retirement and severance benefits, net (note 19)		504,562	450,422	533,816
Reserve for self insurance		97,357	98,618	103,001
Currency and interest rate swaps (note 21)		6,454	56,388	6,828
Deferred income tax liabilities (note 24)		2,393,932	2,300,950	2,532,726
Other long-term liabilities		351,841	401,270	372,239

		13,173,251	13,737,990	13,936,999

Current liabilities:
Trade payables (note 26)		1,368,709	2,103,862	1,448,063
Other accounts payable (note 26)		198,786	358,007	210,311
Short-term borrowings (note 16)		431,948	71,000	456,992
Current portion of long-term debt, net (note 17)		3,264,522	2,328,206	3,453,790
Income tax payable		411,203	97,189	435,043
Accrued interest expense		108,702	81,749	115,004
Other current liabilities (note 20)		562,400	643,176	595,005

		6,346,270	5,683,189	6,714,208

Total liabilities		19,519,521	19,421,179	20,651,207

Commitments and contingencies (note 28)
Total shareholders’ equity and liabilities	Won	63,107,136	61,626,841	$66,765,908

See accompanying notes to non-consolidated financial statements.

Korea Electric Power Corporation

Non-consolidated Statements of Income

For the three-month and nine-month periods ended September 30, 2006 and 2005

(Unaudited)

(In millions of Korean Won, except earnings per share)

	2006			2005
	three-month period		nine-month period	three-month period		nine-month period
Operating revenues:
Sale of electricity (note 26)	Won	7,561,144	20,402,101	Won	7,010,772	18,802,382
Other operating revenues (note 26)		3,791	15,713		30,959	88,171

		7,564,935	20,417,814		7,041,731	18,890,553

Operating expenses (notes 26 and 28):
Power transmission and distribution costs (note 22)		1,030,111	3,006,060		992,263	2,764,836
Purchased power		4,784,794	15,113,491		4,584,064	13,397,387
Other operating costs		4,896	20,448		31,305	90,680
Selling and administrative expenses (note 23)		304,329	858,444		308,398	826,508

		6,124,130	18,998,443		5,916,030	17,079,411

Operating income		1,440,805	1,419,371		1,125,701	1,811,142

Other income (expense):
Interest income		4,523	10,883		2,231	11,820
Interest expense (note 26)		(134,786)	(408,559)		(122,465)	(356,639)
Gain (loss) on foreign currency transactions and translation, net		53,868	192,032		(27,924)	133,062
Donations (note 29)		(92,884)	(99,625)		(4,456)	(102,186)
Rental income		31,859	101,516		31,430	96,706
Equity income of affiliates, net (note 6)		310,854	1,405,793		355,792	1,623,728
Gain (loss) on disposal of property, plant and equipment, net		(485)	5,311		3,995	20,276
Valuation gain (loss) on currency and interest rate swaps, net (note 21)		5,984	(23,838)		24,847	102,944
Other, net		36,672	62,390		(3,546)	23,370

		215,605	1,245,903		259,904	1,553,081

Income before income taxes		1,656,410	2,665,274		1,385,605	3,364,223

Income taxes (note 24)		(449,854)	(567,211)		(368,421)	(776,898)

Net income	Won	1,206,556	2,098,063	Won	1,017,184	2,587,325

Basic earnings per share (note 25)	Won	1,893	3,292	Won	1,615	4,109

Diluted earnings per share (note 25)	Won	1,885	3,277	Won	1,592	4,050

See accompanying notes to non-consolidated financial statements.

Korea Electric Power Corporation

Non-consolidated Statements of Income, Continued

For the three-month and nine-month periods ended September 30, 2006

(Unaudited)

(In thousands of U.S. dollars, except earnings per share)

	2006
	three-month period	nine-month period
Operating revenues:
Sale of electricity (note 26)	$7,999,518	21,584,956
Other operating revenues (note 26)	4,011	16,624

	8,003,529	21,601,580

Operating expenses (notes 26 and 28):
Power transmission and distribution costs (note 22)	1,089,834	3,180,343
Purchased power	5,062,203	15,989,728
Other operating costs	5,179	21,633
Selling and administrative expenses (note 23)	321,974	908,214

	6,479,190	20,099,918

Operating lncome	1,524,339	1,501,662

Other income (expense):
Interest income	4,786	11,515
Interest expense (note 26)	(142,601)	(432,246)
Gain on foreign currency transactions and translation, net	56,991	203,166
Donations (note 29)	(98,270)	(105,401)
Rental income	33,707	107,401
Equity income of affiliates, net (note 6)	328,877	1,487,297
Gain (loss) on disposal of property, plant and equipment, net	(514)	5,618
Valuation gain (loss) on currency and interest rate swaps, net (note 21)	6,331	(25,221)
Other, net	38,798	66,009

	228,105	1,318,138

Income before income taxes	1,752,444	2,819,800

Income taxes (note 24)	(475,935)	(600,097)

Net income	$1,276,509	2,219,703

Basic earnings per share (note 25)	$2.00	3.48

Diluted earnings per share (note 25)	$1.99	3.47

See accompanying notes to non-consolidated financial statements.

Korea Electric Power Corporation

Non-consolidated Statements of Cash Flows

For the three-month and nine-month periods ended September 30, 2006 and 2005

(Unaudited)

(In millions of Korean Won)

	2006			2005
	three-month period		nine-month period	three-month period		nine-month period
Cash flows from operating activities:
Net income	Won	1,206,556	2,098,063	Won	1,017,184	2,587,325
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization		460,852	1,376,680		464,228	1,358,898
Property, plant and equipment removal cost		62,073	153,808		32,702	107,969
Provision for severance and retirement benefits		15,113	67,864		37,381	79,751
Reversal of bad debt expense		—	—		—	(15,066)
Bad debt expense		8,724	17,889		7,146	14,278
Interest income		—	—		—	(4,262)
Interest expense		2,835	8,539		3,520	10,525
Loss (gain) on foreign currency transaction and translation, net		(53,892)	(182,644)		31,925	(64,814)
Equity income of affiliates, net		(310,854)	(1,405,793)		(355,792)	(1,623,728)
Loss (gain) on disposal of property, plant and equipment, net		485	(5,311)		(3,995)	(20,276)
Deferred income tax expense		61,318	132,718		83,890	258,265
Valuation loss (gain) on currency and interest rate swaps, net		(5,984)	23,838		(24,847)	(102,944)
Changes in assets and liabilities:
Trade receivables		(522,941)	(174,035)		(179,535)	(176,531)
Other accounts receivable		(34,620)	(1,132)		(24,245)	277,823
Inventories		(17,990)	31,051		9,345	44,534
Other current assets		5,186	(150,117)		5,421	(103,148)
Trade payables		78,032	(735,153)		29,854	(102,790)
Other accounts payable		7,122	(159,220)		(32,827)	(164,787)
Income tax payable		364,207	319,215		(111,379)	(556,440)
Accrued interest expenses		16,649	21,207		(3,333)	(30,054)
Other current liabilities		(1,790)	7,087		(73,014)	55,553
Other long-term liabilities		(26)	(79)		(204)	(606)
Payment of severance and retirement benefits		(1,247)	(11,707)		(1,423)	(7,001)
Deposit of severance and retirement benefits		(3,703)	(2,017)		(99,980)	(99,980)
Payment of self-insurance		(366)	(1,261)		(445)	(1,209)
Other, net		3,706	7,375		13,610	39,232

Net cash provided by operating activities		1,339,445	1,436,865		825,187	1,760,517

See accompanying notes to non-consolidated financial statements.

Korea Electric Power Corporation

Non-consolidated Statements of Cash Flows, Continued

For the three-month and nine-month periods ended September 30, 2006 and 2005

(Unaudited)

(In millions of Korean Won)

	2006			2005
	three-month period		nine-month period	three-month period		nine-month period
Cash flows from investing activities:
Proceeds from disposal of property, plant and equipment	Won	8,648	22,010	Won	5,949	60,128
Additions to property, plant and equipment		(1,018,757)	(2,559,117)		(637,792)	(2,781,029)
Receipt of construction grants		194,211	593,465		167,900	483,567
Proceeds from disposal of investment securities		—	765,172		8,507	658,624
Acquisition of investment securities		(21,277)	(44,102)		(2,770)	(5,553)
Collection of loans		4,499	15,958		4,211	13,402
Increase in long-term loans		(16,565)	(37,070)		(14,845)	(34,356)
Acquisition of intangible assets		(9,418)	(21,840)		(4,806)	(10,187)
Proceeds from short-term financial instruments		—	38,000		—	41,000
Additions to short-term financial instruments		—	(25,000)		—	(38,000)
Other, net		(2,850)	597		(352)	(4,320)

Net cash used in investing activities		(861,509)	(1,251,927)		(473,998)	(1,616,724)

Cash flows from financing activities:
Proceeds from short-term borrowings		—	366,090		—	—
Proceeds from long-term debt		—	2,057,330		857,440	2,735,165
Repayment of long-term debt		(276,953)	(1,525,518)		(644,334)	(1,866,098)
Repayment of short-term debt		(30,000)	—		(463,470)	(46,172)
Dividends paid		(19)	(731,984)		(24)	(724,650)
Receipts under currency and interest rate swap contract, net		(62,459)	(51,573)		(91,110)	(204,413)
Payment of stock issue cost, net		—	(3)		—	—

Net cash provided by (used in) financing activities		(369,431)	114,342		(341,498)	(106,168)

Net increase in cash and cash equivalents (note 27)		108,505	299,280		9,691	37,625

Cash and cash equivalents, at beginning of the period		399,288	208,513		473,797	445,863

Cash and cash equivalents, at end of the period	Won	507,793	507,793	Won	483,488	483,488

See accompanying notes to non-consolidated financial statements.

Korea Electric Power Corporation

Non-consolidated Statements of Cash Flows, Continued

For the three-month and nine-month periods ended September 30, 2006

(Unaudited)

(In thousands of U.S. dollars (note 2))

	2006
	three-month period	nine-month period
Cash flows from operating activities:
Net income	$1,276,509	2,219,703
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	487,571	1,456,496
Property, plant and equipment removal cost	65,672	162,725
Provision for severance and retirement benefits	15,989	71,799
Reversal of bad debt expense	—	—
Bad debt expense	9,230	18,926
Interest income	—	—
Interest expense	2,999	9,034
Gain on foreign currency transaction and translation, net	(57,017)	(193,233)
Equity income of affiliates, net	(328,876)	(1,487,297)
Loss (gain) on disposal of property, plant and equipment, net	514	(5,618)
Deferred income tax expense	64,873	140,413
Valuation loss (gain) on currency and interest rate swaps, net	(6,331)	25,221
Changes in assets and liabilities:
Trade receivables	(553,259)	(184,125)
Other accounts receivable	(36,628)	(1,198)
Inventories	(19,033)	32,851
Other current assets	5,486	(158,821)
Trade payables	82,556	(777,775)
Other accounts payable	7,535	(168,452)
Income tax payable	385,322	337,722
Accrued interest expenses	17,615	22,436
Other current liabilities	(1,894)	7,498
Other long-term liabilities	(28)	(84)
Payment of severance and retirement benefits	(1,319)	(12,386)
Deposit of severance and retirement benefits	(3,918)	(2,134)
Payment of self-insurance	(387)	(1,335)
Other, net	3,922	7,804

Net cash provided by operating activities	1,417,103	1,520,170

See accompanying notes to non-consolidated financial statements.

Korea Electric Power Corporation

Non-consolidated Statements of Cash Flows, Continued

For the three-month and nine-month periods ended September 30, 2006

(Unaudited)

(In thousands of U.S. dollars (note 2))

	2006
	three-month period	nine-month period
Cash flows from investing activities:
Proceeds from disposal of property, plant and equipment	$9,150	23,286
Additions to property, plant and equipment	(1,077,822)	(2,707,487)
Receipt of construction grants	205,471	627,873
Proceeds from disposal of investment securities	—	809,535
Acquisition of investment securities	(22,511)	(46,659)
Collection of loans	4,760	16,883
Increase in long-term loans	(17,525)	(39,220)
Acquisition of intangible assets	(9,964)	(23,107)
Proceeds from short-term financial instruments	—	40,203
Additions to short-term financial instruments	—	(26,449)
Other, net	(3,015)	633

Net cash used in investing activities	(911,456)	(1,324,509)

Cash flows from financing activities:
Proceeds from short-term borrowings	—	387,315
Proceeds from long-term debt	—	2,176,608
Repayment of short-term debt	(31,739)	—
Repayment of long-term debt	(293,010)	(1,613,963)
Dividends paid	(20)	(774,422)
Receipts under currency and interest rate swap contract, net	(66,081)	(54,563)
Payment of stock issue cost, net	—	(3)

Net cash provided by (used in) financing activities	(390,850)	120,972

Net increase in cash and cash equivalents (note 27)	114,797	316,633
Cash and cash equivalents, at beginning of the period	422,438	220,602

Cash and cash equivalents, at end of the period	$537,235	537,235

See accompanying notes to non-consolidated financial statements.

Korea Electric Power Corporation

Notes to Non-consolidated Financial Statements

September 30, 2006 and 2005

(Unaudited)

(1)	Summary of Significant Accounting Policies and Basis of Presenting Financial Statements

(a)	Organization and Description of Business

Korea Electric Power Corporation (the “Company” or “KEPCO”) was incorporated on January 1, 1982 in accordance with the Korea Electric Power Corporation Act (the “KEPCO Act”) to engage in the generation, transmission and distribution of electricity and development of electric power resources in the Republic of Korea. The Company was given the status of a government-invested enterprise on December 31, 1983 following the enactment of the Government-Invested Enterprise Management Basic Act. The Company’s stock was listed on the Korea Stock Exchange on August 10, 1989 and the Company listed its Depository Receipts (DR) on the New York Stock Exchange on October 27, 1994.

As of September 30, 2006, the Government of the Republic of Korea, Korea Development Bank (“KDB”), which is wholly owned by the Korean Government, and foreign investors held 24.07%, 29.95% and 28.22%, respectively, of the Company’s shares.

In accordance with the restructuring plan by the Ministry of Commerce, Industry and Energy on January 21, 1999, the Company spun off its power generation division on April 2, 2001, resulting in the establishment of six power generation subsidiaries. The Company purchases substantially all of its electricity from the power generation subsidiaries. In addition, the Company has been contemplating the gradual privatization of the Company’s power generation subsidiaries. The privatization of the power generation subsidiaries may result in a change in pricing of electric power, operation organization, related regulations and general policies for supply and demand of energy.

In addition, the Company was also planning to privatize its distribution business but was discontinued according to the recommendation by the Korea Tripartite Commission on June 30, 2004.

(b)	Basis of Presenting Financial Statements

The Company maintains its accounting records in Korean Won and prepares statutory financial statements in the Korean language (Hangul) in conformity with the Korea Electric Power Corporation Act (“KEPCO Act”), the Accounting Regulations for Government Invested Enterprises, which have been approved by the Korean Ministry of Finance and Economy, and, in the absence of specialized accounting regulations for utility companies, accounting principles generally accepted in the Republic of Korea. Certain accounting principles applied by the Company that conform with financial accounting standards and accounting principles in the Republic of Korea may not conform with generally accepted accounting principles in other countries. Accordingly, these financial statements are intended for use only by those who are informed in Korean accounting principles and practices, KEPCO Act and Accounting Regulations for Government Invested Enterprises. The accompanying non-consolidated financial statements have been condensed, restructured and translated into English (with certain expanded descriptions) from the Korean language non-consolidated financial statements.

Certain information included in the Korean language non-consolidated financial statements, but not required for a fair presentation of the Company’s financial position, results of operations or cash flows, is not presented in the accompanying non-consolidated financial statements.

Korea Electric Power Corporation

Notes to Non-consolidated Financial Statements, Continued

(Unaudited)

(1)	Summary of Significant Accounting Policies and Basis of Presenting Financial Statements, Continued

(b)	Basis of Presenting Financial Statements, Continued

Effective January 1, 2006, the Company adopted Statement of Korea Accounting Standards (“SKAS”) No. 20, Related Party Disclosures. The adoption of these standards did not have a significant impact on accompanying non-consolidated financial statements.

(c)	Property, Plant and Equipment

Property, plant and equipment are stated at cost, except in the case of revaluations made in accordance with the KEPCO Act and the then Assets Revaluation Law of Korea. Significant additions or improvements extending useful lives of assets are capitalized. However, normal maintenance and repairs are charged to expense as incurred.

The Company capitalizes interest costs and other financial charges on borrowings associated with the manufacture, purchase, or construction of property, plant and equipment, incurred prior to completing the acquisition, as part of the cost of such assets. The calculation of capitalized interest includes translation differences arising from foreign currency borrowings to the extent that they are regarded as an adjustment to interest costs, which is limited to the extent of interest cost calculated by the weighted average interest rate of local currency borrowings.

Depreciation is computed by the declining-balance method (straight-line method for buildings and structures) using rates based on the estimated useful lives provided for in the Korean Corporate Income Tax Law and as permitted under the Accounting Regulations for Government Invested Enterprises as follows:

Estimated useful lives (years)
Buildings	8, 15, 30
Structures	8, 15, 30
Machinery	16
Ships	9
Vehicles	4
Others	4

The Company records the following funds and materials, which relate to the construction of transmission and distribution facilities, as construction grants:

•	Grants from the government or public institutions

•	Funds, construction materials or other items contributed by customers

Construction grants are initially recorded and presented in the accompanying non-consolidated financial statements as deductions from the assets acquired under such grants and are offset against depreciation expense over the estimated useful lives of the related assets.

Korea Electric Power Corporation

Notes to Non-consolidated Financial Statements, Continued

(Unaudited)

(1)	Summary of Significant Accounting Policies and Basis of Presenting Financial Statements, Continued

(d)	Investment Securities

Securities are recognized initially at cost using the weighted average method. The cost includes the market value of the consideration given and incidental expenses.

After initial recognition, held-to-maturity securities are valued at amortized cost. The difference between face value and acquisition cost is amortized over the remaining term of the security using the effective interest method. Trading securities are valued at fair value, with unrealized gains and losses reflected in current operations. Available-for-sale securities are also valued at fair value with changes in unrealized gains and losses reflected in capital adjustments until the securities are sold or if the securities are determined to have other-than-temporary impairment at which point the lump-sum cumulative amount of capital adjustments is reflected in current operations. However, available-for-sale equity securities that are not traded in an active market and whose fair values cannot be reliably estimated are accounted for at their acquisition cost. For those securities that are traded in an active market, fair values refer to those quoted market prices, which are measured as the closing price at the balance sheet date. The fair value of non-marketable debt securities are measured at the discounted future cash flows by using the discount rate that appropriately reflects the credit rating of the issuing entity assessed by a publicly reliable independent credit rating agency. If application of such measurement method is not feasible, estimates of the fair values may be made using a reasonable valuation model or quoted market prices of similar debt securities issued by entities conducting similar business in similar industries.

On a continuous basis, the Company evaluates available-for-sale securities for possible other-than-temporary impairment at the balance sheet date. Factors considered in assessing whether an indication of other-than-temporary impairment exists include: the degree of change in the ratio of market price per share to book value per share at the date of evaluation compared to that at the date of acquisition, the financial condition and prospects of each investee company, industry conditions in which the investee company operates, the fair value of an available-for-sale security relative to the cost basis of the investment, the period of time the fair value of an available-for-sale security has been below the cost basis of the investment and other relevant factors. The Company evaluates at the balance sheet date the cost basis of a held-to-maturity security for possible impairment by taking into consideration the financial condition, business prospects and credit worthiness of the issuer.

When any such evidence exists, unless there is clear counter-evidence that recognition of impairment is unnecessary, the Company estimates the recoverable amount of the impaired security and recognizes any impairment loss in current operations. The amount of impairment loss of held-to-maturity securities or non-marketable equity securities is measured as the difference between the recoverable amount and the carrying amount. The recoverable amount of held-to-maturity securities is the present value of expected future cash flows discounted at the securities’ original effective interest rate. For available-for-sale debt or equity securities stated at fair value, the amount of impairment loss to be recognized in the current period is determined by subtracting the amount of impairment loss already recognized in prior periods from the amount of amortized cost in excess of the recoverable amount for debt securities or the amount of the acquisition cost in excess of the fair value for equity securities.

Korea Electric Power Corporation

Notes to Non-consolidated Financial Statements, Continued

(Unaudited)

(1)	Summary of Significant Accounting Policies and Basis of Presenting Financial Statements, Continued

(d)	Investment Securities, Continued

For non-marketable equity securities accounted for at acquisition cost, the impairment loss is equal to the difference between the recoverable amount and the carrying amount.

If the investment subsequently recovers for securities at fair value, the increase in value is recorded in current operations, up to the amount of the previously recognized impairment loss, while for securities stated at amortized cost or acquisition cost, the increase in value is recorded in current operations, so that its recovered value does not exceed what its amortized cost would have been as of the recovery date had there been no impairment loss.

If the intent and ability to hold the securities changes, transferred securities are accounted for at fair value. When held-to-maturity securities are reclassified as available-for-sale securities, unrealized gains or losses between the book value and fair value are reported in shareholders’ equity as a capital adjustment. When available-for-sale securities are reclassified as held-to- maturity securities, the unrealized gain or loss at the date of the transfer continues to be reported in shareholder’s equity as a capital adjustment and it is amortized over the remaining term of the securities using the effective interest rate method.

(e)	Investment Securities under the Equity Method of Accounting

For investments in companies, whether or not publicly held, under the Company’s significant influence, the Company utilizes the equity method of accounting. Significant influence is generally deemed to exist if the Company can exercise influence over the operating and financial policies of an investee. The ability to exercise that influence may be indicated in several ways, such as the Company’s representation on its board of directors, the Company’s participation in its policy making processes, material transactions with the investee, interchange of managerial personnel, or technological dependency. Also, if the Company owns directly or indirectly 20% or more of the voting stock of an investee, the Company generally presumes that the investee is under its significant influence. The change in the Company’s share of an investee’s net equity resulting from a change in an investee’s net equity is reflected in current operations, retained earnings, and capital adjustment depending on whether the change was derived from the investee’s net income (loss), changes in retained earnings or changes in capital surplus and capital adjustments.

Under the equity method of accounting, the Company’s initial investment is recorded at cost and is subsequently increased to reflect the Company’s share of investee income and reduced to reflect the Company’s share of investee losses or dividends received. The Company does not record its share of losses of an affiliate when such losses would make the Company’s investment in such entity less than zero unless the Company has guaranteed obligations of the investee or is otherwise committed to provide additional financial support.

Assets and liabilities of foreign-based companies accounted for using the equity method are translated at the current rate of exchange at the balance sheet date while profit and loss items in the statement of income are translated at the average rate and the capital account at the historical rate. The translation gains and losses arising from collective translation of the foreign currency financial statements of foreign-based companies are offset and the balance is accumulated as a capital adjustment.

Certain affiliates apply different accounting methods for cost of inventory and the depreciation method of fixed assets and intangible assets than those of the Company since the effect of using different accounting methods is not considered material.

Korea Electric Power Corporation

Notes to Non-consolidated Financial Statements, Continued

(Unaudited)

(1)	Summary of Significant Accounting Policies and Basis of Presenting Financial Statements, Continued

(e)	Investment Securities under the Equity Method of Accounting, Continued

(i)	Cost of Inventory

Company	Raw materials	Supplies	Others

KEPCO	Weighted-average	Moving-average	Specific identification

Korea Hydro & Nuclear Power Co., Ltd.	Moving-average	Moving-average	Moving-average

Korea Western Power Co., Ltd.	Weighted-average	Weighted-average	Weighted-average

Korea Power Engineering Co., Ltd.	Weighted-average	FIFO	FIFO

Korea Plant Service & Engineering Co., Ltd.	Weighted-average	FIFO	Specific identification

KEPCO Nuclear Fuel Co., Ltd.	Weighted-average	Weighted-average	Specific identification

Korea Electric Power Data Network Co., Ltd.	Moving-average	Moving-average	Moving-average

KEPCO Philippines Corporation (Subsidiary of KEPCO International Hong Kong Ltd.)	Weighted-average	Weighted-average	Weighted-average

KEPCO Ilijan Corporation (Subsidiary of KEPCO International Philippines Inc.)	Weighted-average	Weighted-average	Weighted-average

(ii)	Depreciation Methods

Company	Machinery	Vehicles	Others	Computer software

KEPCO	Declining-balance	Declining-balance	Declining-balance	Straight-line

Korea Hydro & Nuclear Power Co., Ltd.	Declining-balance	Declining-balance	Declining-balance	Declining-balance

Korea Plant Service & Engineering Co., Ltd.	Declining-balance	Declining-balance	Declining-balance	Declining-balance

KEPCO Nuclear Fuel Co., Ltd.	Straight-line	Straight-line	Straight-line	Straight-line

Korea Electric Power Data Network Co., Ltd.	Straight-line	Straight-line	Straight-line	Straight-line

KEPCO Philippines Corporation (Subsidiary of KEPCO International Hong Kong Ltd.)	Straight-line	Straight-line	Straight-line	Straight-line

KEPCO Ilijan Corporation (Subsidiary of KEPCO International Philippines Inc.)	Straight-line	Straight-line	Straight-line	Straight-line

Korea Electric Power Corporation

Notes to Non-consolidated Financial Statements, Continued

(Unaudited)

(1)	Summary of Significant Accounting Policies and Basis of Presenting Financial Statements, Continued

(f)	Intangible Assets

Intangible assets, which consist of computer software, industrial rights, land rights and others, are stated at cost less accumulated amortization and impairment losses. Such intangible assets are amortized using the straight-line method over a reasonable period, from 4 years to 20 years, based on the nature of the asset.

(g)	Asset Impairment

When the book value of assets exceeds their recoverable value due to obsolescence, physical damage or sharp decline in market value, the impaired assets are recorded at the estimated recoverable value and the resulting impairment loss is charged to current operations. If the recoverable value exceeds the adjusted book value of the assets in subsequent periods, the excess is recognized as a gain in subsequent periods until the net realizable value equals the book value of the assets before the losses were recognized.

The Company evaluates long-lived assets for impairment when events or changes in circumstances indicate, in management’s judgment, that the carrying value of such assets may not be recoverable. These computations utilize judgments and assumptions inherent in management’s estimate of undiscounted future cash flows to determine the recoverability of an asset. If management’s assumptions about these assets change as a result of events or circumstances, and management believes the assets may have declined in value, then the Company may record impairment charges. Management uses its best estimate in making these evaluations and considers various factors, including the future prices of energy, fuel costs and operating costs. However, actual market prices and operating costs may vary from those used in impairment evaluations, and the impact of such variations could be material.

(h)	Cash Equivalents

The Company considers short-term financial instruments with maturities of three months or less at the acquisition date to be cash equivalents.

(i)	Financial Instruments

Short-term financial instruments are financial instruments handled by financial institutions which are held for short-term cash management purposes or which will mature within one year, including time deposits, installment savings deposits, repurchase agreement (or Repos) and restricted bank deposits. Long-term financial instruments are financial instruments not included in current assets.

(j)	Allowance for Doubtful Accounts

The allowance for doubtful accounts is estimated based on an analysis of individual accounts and past experience of collection. Smaller-balance homogeneous receivables are evaluated considering current economic conditions and trends, prior charge-off experience and delinquencies.

Korea Electric Power Corporation

Notes to Non-consolidated Financial Statements, Continued

(Unaudited)

(1)	Summary of Significant Accounting Policies and Basis of Presenting Financial Statements, Continued

(k)	Inventories

Inventories are stated at the lower of cost or net realizable value, cost being determined using the weighted-average method for raw materials, moving-average method for supplies and specific-identification method for other inventories. The Company maintains perpetual inventory records, which are adjusted through physical counts at the end of each year.

(l)	Convertible Bonds

When issuing convertible bonds, the values of the conversion rights are recognized separately. Considerations for conversion rights are measured by deducting the present value of ordinary or straight debt securities from the gross proceeds of the convertible bonds received at the date of issuance. The amortization of the premium and conversion right adjustment is recorded as a component of interest expense.

The value of common shares issued pursuant to any exercise of conversion rights is measured as the sum of the carrying amount, at the time of conversion, and the amount of consideration received for such rights, at the time of issuance of the convertible bonds, at the balance sheet date. Convertible bonds are not subject to foreign currency translation as convertible bonds are regarded as non-monetary foreign currency liabilities in accordance with accounting principles generally accepted in the Republic of Korea.

(m)	Discount (Premium) on Debentures

Discount (premium) on debentures issued, which represents the difference between the face value and issuance price of debentures, is amortized or accreted using the effective interest method over the life of the debentures. The amount amortized is included in interest expense.

(n)	Retirement and Severance Benefits

Employees and directors who have been with the Company for more than one year are entitled to lump-sum payments based on current salary rates and length of service when they leave the Company. The Company’s estimated liability under the plan which would be payable if all employees left on the balance sheet date is accrued in the accompanying non-consolidated balance sheets.

Funding of the retirement and severance benefits is not required; however, tax deductions are limited if the liability is not funded. During 2005, the Company purchased severance insurance deposits, which meet the funding requirement for tax deduction purposes. These consist of individual severance insurance deposits, in which the beneficiary is the respective employee, with a balance of Won100,917 million as of September 30, 2006. Such amounts are presented as a deduction from the accrual of retirement and severance benefits.

Through March 1999, under the National Pension Scheme of Korea, the Company transferred a portion of retirement allowances for employees to the National Pension Fund. The amount transferred will reduce the retirement and severance benefit amount to be payable to the employees when they leave the Company and is accordingly reflected in the accompanying non-consolidated financial statements as a reduction to the retirement and severance benefit liability. However, due to the new regulation applied since April 1999, such transfers to the National Pension Fund are no longer required.

Korea Electric Power Corporation

Notes to Non-consolidated Financial Statements, Continued

(Unaudited)

(1)	Summary of Significant Accounting Policies and Basis of Presenting Financial Statements, Continued

(o)	Reserve for Self-Insurance

In accordance with the Accounting Regulations for Government Invested Enterprises, the Company provides a self-insurance reserve for loss from accident and liability to third parties that may arise in connection with the Company’s non-insured facilities. The self-insurance reserve is recorded until the amount meets a certain percentage of non-insured buildings and machinery. Payments made to settle applicable claims are charged to this reserve.

(p)	Foreign Currency Translation

Monetary assets and liabilities denominated in foreign currencies are translated into Korean Won at the balance sheet date, with the resulting gains and losses recognized in current results of operations. Monetary assets and liabilities denominated in foreign currencies are translated into Korean Won at Won945.2 to US$1, the rate of exchange on September 30, 2006 as permitted by the Financial Accounting Standards. Non-monetary assets and liabilities denominated in foreign currencies, which are stated at historical cost, are translated into Korean Won at the foreign exchange rate ruling at the date of the transaction.

Foreign currency assets and liabilities of foreign-based operations and companies accounted for using the equity method are translated at current rate of exchange at the balance sheet date while profit and loss items in the statement of income are translated at average rate and capital accounts at historical rate. Translation gains and losses arising from collective translation of foreign currency financial statements of foreign-based operations are offset and the balance is accumulated as a capital adjustment.

(q)	Derivatives

All derivative instruments are accounted for at fair value with the valuation gain or loss recorded as an asset or liability. If the derivative instrument is not part of a transaction qualifying as a hedge, the adjustment to fair value is reflected in current operations. The accounting for derivative transactions that are part of a qualified hedge based both on the purpose of the transaction and on meeting the specified criteria for hedge accounting differs depending on whether the transaction is a fair value hedge or a cash flow hedge. Fair value hedge accounting is applied to a derivative instrument designated as hedging the exposure to changes in the fair value of an asset or a liability or a firm commitment (hedged item) that is attributable to a particular risk. The gain or loss both on the hedging derivative instruments and on the hedged item attributable to the hedged risk is reflected in current operations.

Cash flow hedge accounting is applied to a derivative instrument designated as hedging the exposure to variability in expected future cash flows of an asset or a liability or a forecasted transaction that is attributable to a particular risk. The effective portion of gain or loss on a derivative instrument designated as a cash flow hedge is recorded as a capital adjustment and the ineffective portion is recorded in current operations.

The effective portion of gain or loss recorded as a capital adjustment is reclassified to current earnings in the same period during which the hedged forecasted transaction affects earnings. If the hedged transaction results in the acquisition of an asset or the incurrence of a liability, the gain or loss in capital adjustment is added to or deducted from the asset or the liability.

Korea Electric Power Corporation

Notes to Non-consolidated Financial Statements, Continued

(Unaudited)

(1)	Summary of Significant Accounting Policies and Basis of Presenting Financial Statements, Continued

(r)	Provisions, Contingent Assets and Contingent Liabilities

Provisions are recognized when all of the following are met: (1) an entity has a present obligation as a result of a past event, (2) it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and (3) a reliable estimate can be made of the amount of the obligation. Contingent losses are generally recognized as a liability when probable and reasonably estimable. In cases where an obligation is settled, the Company recognizes the amount reimbursable from a third party as a separate asset when it is virtually certain that the reimbursement will be received. In such cases, income, if any, recognized on receipt of the reimbursement is presented net of the charges made in connection with the provision.

(s)	Revenue Recognition

The Company recognizes revenue from the sale of electric power based on meter readings made on a monthly basis. The Company does not accrue revenue for power sold after the meter readings but prior to the end of the accounting period. The Company recognizes revenue on long-term contacts, which are related to the construction of power plants in the Democratic People’s Republic of Korea (North Korea), based on the percentage-of-completion method. Revenue other than sale of electric power and revenue on long-term contracts is recognized when the Company’s revenue-earning activities have been substantially completed, the amount of revenue can be reliably measured, and it is probable that the Company will receive the economic benefits associated with the transaction.

(t)	Income Taxes

Income tax on the income or loss for the year is comprised of current and deferred tax. Income tax is recognized in the statement of income. Deferred income tax is recognized in the statement of income except to the extent that it relates to items recognized directly in equity, in which case it is recognized in equity.

Deferred tax is provided using the asset and liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The amount of deferred tax provided is based on the expected manner of realization or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantially enacted at the balance sheet date.

A deferred tax asset is recognized only to the extent that it is probable that future taxable income will be available against which the unused tax losses and credits can be utilized. Deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

(u)	Dividends Payable

Annual dividends are recorded when resolved by the board of directors and approved by the shareholders.

Korea Electric Power Corporation

Notes to Non-consolidated Financial Statements, Continued

(Unaudited)

(1)	Summary of Significant Accounting Policies and Basis of Presenting Financial Statements, Continued

(v)	Prior Period Adjustments

Cumulative prior period adjustments resulting from other than fundamental errors are charged or credited to results of operations for the current period. Fundamental errors are defined as errors with such a significant effect on the financial statements for one or more prior periods that those financial statements can no longer be considered to have been reliable at the date of their issue. Prior period adjustments resulting from fundamental errors are charged or credited to the beginning balance of retained earnings, and the financial statements of the prior year are restated.

(w)	Earnings Per Share

Basic earnings per common share are calculated by dividing net earnings available to common stockholders by the weighted-average number of shares of common stock outstanding during each period. Diluted earnings per share are calculated by dividing net earnings available to common stockholders plus interest expense, net of tax, of convertible notes by the weighted-average number of shares of common stock outstanding adjusted to include the potentially dilutive effect of the convertible notes.

(x)	Use of Estimates

The preparation of non-consolidated financial statements in accordance with accounting principles generally accepted in the Republic of Korea requires management to make estimates and assumptions that affect the amounts reported in the non-consolidated financial statements and related notes. Actual results could differ from those estimates.

(2)	Basis of Translating Financial Statements

The non-consolidated financial statements are expressed in Korean Won and, solely for the convenience of the reader, the non-consolidated financial statements as of and for the three-month and nine month period ended September 30, 2006, have been translated into United States dollars at the rate of Won945.2 to US$1, the basic exchange rate on September 30, 2006. The translation should not be construed as a representation that any or all of the amounts shown could be converted into U.S. dollars at this or any other rate.

(3)	Property, Plant and Equipment

(a)	Asset Revaluation

The Company revalued its property, plant and equipment in accordance with the KEPCO Act and the then Asset Revaluation Law (the latest revaluation date was on January 1, 1999), and recorded a revaluation gain of Won12,552,973 million as a reserve for asset revaluation, a component of capital surplus.

Korea Electric Power Corporation

Notes to Non-consolidated Financial Statements, Continued

(Unaudited)

(3)	Property, Plant and Equipment, Continued

(b)	Officially Declared Value of Land

The officially declared value of land at September 30, 2006, as announced by the Minister of Construction and Transportation, was as follows:

	Won (millions)
Purpose	Book value		Declared value
Land - transmission and distribution sites and other	Won	3,386,289	5,049,201

The officially declared value of land, which is used for government purposes, is not intended to represent fair value.

(c)	Capitalized Interest

For the nine-month periods ended September 30, 2006 and 2005, the amount of capitalized interest was Won46,794 million and Won44,640 million, respectively. The net foreign currency transactions and translation gains excluded from the calculation of capitalized interest amounted to Won102,861 million and Won150,753 million, respectively, for the nine-month periods ended September 30, 2006 and 2005.

The impact on the Company’s financial position as of and for the nine-month period ended September 30, 2006 if interest and other borrowing costs had been expensed instead of being capitalized would have been as follows:

	Won (millions)
	Construction- in-progress		Total assets	Interest expense	Income before income taxes
Capitalized	Won	2,534,930	63,107,136	408,559	2,665,274
Expensed		2,488,136	63,060,342	455,353	2,618,480

	Won	46,794	46,794	(46,794)	46,794

Korea Electric Power Corporation

Notes to Non-consolidated Financial Statements, Continued

(Unaudited)

(3)	Property, Plant and Equipment, Continued

(d)	Changes in Property, Plant and Equipment

Changes in property, plant and equipment and construction grants for the nine-month period ended September 30, 2006 were as follows:

	Won (millions)
	2006
	Book value as of January 1, 2006		Acquisitions	Disposals	Depreciation	Others	Book value as of September 30, 2006
Land	Won	3,359,398	2,023	(13,345)	—	38,213	3,386,289
Buildings		1,936,420	83	(988)	(80,080)	(1,844)	1,853,591
Structures		22,372,354	12,600	—	(733,460)	1,181,238	22,832,732
Machinery		4,566,636	6,469	(1,067)	(619,105)	589,854	4,542,787
Vehicles		19,143	3,121	(53)	(8,494)	(42)	13,675
Others		55,514	11,348	(8)	(23,278)	10,354	53,930
Construction-in-progress		2,118,540	2,523,473	—	—	(2,107,083)	2,534,930
Construction grants		(3,640,966)	(593,465)	—	140,936	52,004	(4,041,491)

	Won	30,787,039	1,965,652	(15,461)	(1,323,481)	(237,306)	31,176,443

The Company received Won593,465 million and Won483,567 million of construction grants, and offset Won140,936 million and Won125,262 million against depreciation expense, and Won52,000 million and Won31,335 million against property, plant and equipment removal cost for the nine-month periods ended September 30, 2006 and 2005, respectively.

Changes in property, plant and equipment and construction grants for the year ended December 31, 2005 were as follows:

	Won (millions)
	2005
	Book value as of January 1, 2005		Acquisitions	Disposals	Depreciation	Others	Book value as of December 31, 2005
Land	Won	3,347,702	9,711	(37,253)	—	39,238	3,359,398
Buildings		1,868,661	91	(4,070)	(142,871)	214,609	1,936,420
Structures		21,583,385	34,535	—	(897,449)	1,651,883	22,372,354
Machinery		4,143,156	16,885	(789)	(857,575)	1,264,959	4,566,636
Vehicles		17,792	14,680	(23)	(12,683)	(623)	19,143
Others		56,822	17,105	(8)	(37,540)	19,135	55,514
Construction-in-progress		2,110,396	3,550,074	—	—	(3,541,930)	2,118,540
Construction grants		(3,182,366)	(679,692)	—	166,773	54,319	(3,640,966)

	Won	29,945,548	2,963,389	(42,143)	(1,781,345)	(298,410)	30,787,039

Korea Electric Power Corporation

Notes to Non-consolidated Financial Statements, Continued

(Unaudited)

(4)	Intangible Assets

Changes in intangible assets for the nine-month period ended September 30, 2006 were as follows:

	Won (millions)
	2006
	Book value as of January 1, 2006		Acquisitions	Amortization	Others	Book value as of September 30, 2006
Computer software	Won	167,879	—	(54,265)	20,141	133,755
Others		67,161	21,840	(9,647)	(222)	79,132

	Won	235,040	21,840	(63,912)	19,919	212,887

Changes in intangible assets for the year ended December 31, 2005 were as follows:

	Won (millions)
	2005
	Book value as of January 1, 2005		Acquisitions	Amortization	Others	Book value as of December 31, 2005
Computer software	Won	180,365	—	(58,577)	46,091	167,879
Others		52,651	25,459	(20,938)	9,989	67,161

	Won	233,016	25,459	(79,515)	56,080	235,040

In addition, the Company expensed research and development costs amounting to Won122,677 million and Won90,116 million for the nine-month periods ended September 30, 2006 and 2005, respectively.

(5)	Insured Assets

Insured assets as of September 30, 2006 were as follows:

Insured assets	Insurance type	Won (millions) Insured value		Insurer
Buildings and machinery	Fire insurance	Won	653,504	Samsung Insurance Co., Ltd. and others
Buildings	General insurance		174,626	Green Fire & Marine Insurance Co., Ltd. and others
Construction-in-progress	Construction insurance		34,954	Shindongah Fire & Marine Insurance Co., Ltd. and others

		Won	863,084

In addition, as of September 30, 2006, the Company carries marine cargo insurance for inventory damage for its light water nuclear reactor construction in North Korea, group general insurance for vehicles, casualty insurance for its employees and responsibility insurance for its directors.

Korea Electric Power Corporation

Notes to Non-consolidated Financial Statements, Continued

(Unaudited)

(6)	Investment Securities

(a)	Investments other than those under the equity method as of September 30, 2006 are summarized as follows:

	Won (millions)
	2006
	Ownership (%)	Acquisition cost		Unrealized holding gains	Fair value		Book value
Available-for-sale:
Equity securities -
Energy Savings Investment Cooperatives (*2)	25.0~48.5	Won	5,000	—	(	*1)	5,000
Korea Power Exchange (*3)	50.0		63,920	—	(	*1)	63,920
Hwan Young Steel Co., Ltd.	0.1		1,364	—	(	*1)	120
Equity securities in treasury stock fund (*4)	—		12,667	2,324	14,991		14,991
Korean Consortium (*5)	15.0		16,719	—	(	*1)	16,719
Others	5.6~10.0		4,600	—	(	*1)	4,600

			104,270	2,324	14,991		105,350

Held-to-maturity:
Government bonds			23	—	23		23

Total		Won	104,293	2,324	15,014		105,373

(*1)	These available-for-sales securities are non-marketable equity securities and are stated at cost. The Company did not observe any events or changes in circumstances that would have had a significant adverse effect on the fair value of the investment.
(*2)	As described in note 1(e), investment in affiliates in which the Company owns 20% or more of the voting stock should be stated using the equity method. However, if the difference between the equity method and cost was considered to be immaterial, and the Company recorded the investment within available-for-sale securities at cost.
(*3)	Korea Power Exchange operates under the regulations for government affiliated organization, electric power market managerial regulations, and the Electricity Enterprises Act. Moreover, when the purpose of establishment and articles of incorporation of Korea Power Exchange are considered, the Company does not appear to have significant management control and thus recorded the investment within available-for-sale securities at cost.
(*4)	In order to stabilize the price of the Company’s common stock in the market, the Company entered into a treasury stock fund (the Fund) composed of treasury stock and other equity securities in December, 1992. The treasury stock (excluded from the above table) is recorded at fair value within capital adjustments. The other equity securities in the Fund are recorded at fair value within available-for-sale securities. As of September 30, 2006 and December 31, 2005, unrealized gains on the valuation of these available-for-sale securities in the Fund, which are recorded in capital adjustments, amounted to Won1,685 million and Won3,252 million, respectively, excluding the deferred tax effect.

Korea Electric Power Corporation

Notes to Non-consolidated Financial Statements, Continued

(Unaudited)

(6)	Investment Securities, Continued

(*5)	A consortium of Korean companies (the “Korean Consortium”) consisting of the Company, Korea National Oil Corporation and Daewoo Shipbuilding & Marine Engineering Co., Ltd., won a bid from the government of the Federal Republic of Nigeria (“Nigeria”) to explore, develop and operate two oil prospects in Nigeria. The Korean Consortium is expected to carry out this project together with other partners (collectively, the “Group”). The Company holds a 15% equity interest in the Korean Consortium, which controls 60% of the equity interest of the Group, resulting in a 9% equity interest in the Group.

Investments other than those under the equity method as of December 31, 2005 are summarized as follows:

	Won (millions)
	2005
	Ownership (%)	Acquisition cost		Unrealized holding gains	Fair value		Book value
Available-for-sale:
Equity securities -
Energy Savings Investment Cooperatives	25.0~48.5	Won	5,000	—	(	*)	5,000
Korea Power Exchange	50.0		63,920	—	(	*)	63,920
Hwan Young Steel Co., Ltd.	0.1		1,364	—	(	*)	120
Equity securities in treasury stock fund	—		18,253	4,485	22,738		22,738
Korean Consortium	15.0		246	—	(	*)	246
Other	10.0		2,000	—	(	*)	2,000

			90,783	4,485	22,738		94,024

Held-to-maturity:
Government bonds			23	—	23		23

Total		Won	90,806	4,485	22,761		94,047

(*)	These available-for-sales securities are non-marketable equity securities and are stated at cost. The Company did not observe any events or changes in circumstances that would have had a significant adverse effect on the fair value of the investment.

Korea Electric Power Corporation

Notes to Non-consolidated Financial Statements, Continued

(Unaudited)

(6)	Investment Securities, Continued

(b)	Investments in affiliated companies accounted for using the equity method as of September 30, 2006 were as follows:

	Won (millions)
	2006
Affiliate (*1)	Ownership (%)	Cost		Net asset value	Book value
Listed:
Korea Gas Corporation (*2)	24.5	Won	94,500	831,511	831,511
Unlisted:
Korea Hydro & Nuclear Power Co., Ltd.	100.0		9,364,799	13,166,699	13,167,613
Korea South-East Power Co., Ltd.	100.0		1,232,004	2,027,126	2,028,004
Korea Midland Power Co., Ltd.	100.0		1,325,891	2,412,628	2,413,722
Korea Western Power Co., Ltd.	100.0		1,442,638	2,296,083	2,297,107
Korea Southern Power Co., Ltd.	100.0		1,797,378	2,378,081	2,379,427
Korea East-West Power Co., Ltd.	100.0		2,322,905	2,571,374	2,572,498
Korea Power Engineering Co., Ltd.	97.9		4,991	194,104	42,507
Korea Plant Service & Engineering Co., Ltd.	100.0		6,000	321,320	272,927
KEPCO Nuclear Fuel Co., Ltd.	96.4		89,757	185,191	164,993
Korea Electric Power Industrial Development, Ltd.	49.0		7,987	25,085	25,085
Korea Electric Power Data Network Co., Ltd.	100.0		64,000	166,474	133,664
Powercomm Corporation	43.1		323,470	384,684	384,684
Korea District Heating Co.	26.1		5,660	180,969	180,969
KEPCO International Hong Kong Ltd. (*3)	100.0		15,102	230,452	230,452
KEPCO International Philippines Inc. (*3)	100.0		104,832	166,865	166,865
KEPCO China International Ltd. (*4)	100.0		15,107	13,077	13,077
KEPCO Gansu International Ltd. (*5)	100.0		2,733	7,005	7,005
KEPCO Philippines Holdings Inc. (*6)	100.0		202	2,511	2,511
KEPCO Asia International Ltd.	58.0		674	674	674
KEPCO Lebanon SARL	100.0		292	5,269	5,269
KEPCO Neimenggu International Ltd. (*7)	100.0		15,593	15,604	15,604

		Won	18,236,515	27,582,786	27,336,168

(*1)	The Company used unaudited financial results of the above affiliated companies when applying the equity method of accounting. In subsequent periods, the Company adjusts the difference between the unaudited and audited results. Historically, the differences have been immaterial.
(*2)	The quoted market value (based on closing Korea Stock Exchange Price) of Korea Gas Corporation as of September 30, 2006 was Won717,255 million.
(*3)	As KEPCO International Hong Kong Ltd. owns 100.0% of the shares of KEPCO Philippines Corporation (“KEPHILCO”) and KEPCO International Philippines Inc. holds 51.0% of the shares of KEPCO Ilijan Corporation (“KEILCO”), the Company accounts for the equity income from KEPCO International Hong Kong Ltd. and KEPCO International Philippines Inc., including the changes in the net equity of KEPHILCO and KEILCO

Under the project agreement between the National Power Corporation of Philippines and KEPCO, the cooperation period of KEPHILCO and KEILCO is for 15 years commencing September 15, 1995 and 20 years commencing June 5, 2002, respectively. At the end of the agreement period, the power plant complex will be transferred to the National Power Corporation of the Philippines free of any liens or encumbrances and without payment of compensation. KEPCO Ilijan Corporation’s investment securities under the equity method held by KEPCO International Philippines Inc. were pledged as collateral to Japan Bank of International Corporation and others.

Korea Electric Power Corporation

Notes to Non-consolidated Financial Statements, Continued

(Unaudited)

(6)	Investment Securities, Continued

(*4)	As KEPCO China International Ltd. owns 77.0% of the shares of Jiaosuo KEPCO Power Co., Ltd., the Company accounts for the equity income from KEPCO China International Ltd. including the changes in the net equity of Jiaosuo KEPCO Power Co., Ltd.
(*5)	As KEPCO Gansu International Ltd. owns 55.1% of the shares of Gansu Datang Yumen Wind Power Co., Ltd., the Company accounts for the equity income from KEPCO Gansu International Ltd. including the changes in the net equity of Gansu Datang Yumen Wind Power Co., Ltd.
(*6)	As KEPCO Philippines Holdings Inc. owns 40.0% of the shares of Salcon Power Corporation, the Company accounts for the equity income from KEPCO Philippines Holdings Inc. including the changes in the net equity of Salcon Power Corporation.
(*7)	As KEPCO Neimenggu International Ltd. owns 40.0% of the shares of Datang Chifeng Renewable Co., Ltd., the Company accounts for the equity income from KEPCO Neimenggu International Ltd. including the changes in the net equity of Datang Chifeng Renewable Co., Ltd.

Investments in affiliated companies accounted for using the equity method as of December 31, 2005 were as follows:

	Won (millions)
	2005
Affiliate	Ownership (%)	Cost		Net asset value	Book value

Listed:
Korea Gas Corporation (*)	24.5	Won	94,500	819,100	819,100
Unlisted:
Korea Hydro & Nuclear Power Co., Ltd.	100.0		9,364,799	12,954,252	12,956,002
Korea South-East Power Co., Ltd.	100.0		1,232,004	1,984,138	1,985,715
Korea Midland Power Co., Ltd.	100.0		1,325,891	2,330,504	2,332,511
Korea Western Power Co., Ltd.	100.0		1,442,638	2,198,199	2,199,988
Korea Southern Power Co., Ltd.	100.0		1,797,378	2,217,965	2,220,258
Korea East-West Power Co., Ltd.	100.0		2,322,905	2,570,302	2,572,239
Korea Power Engineering Co., Ltd. (*)	97.9		4,991	196,086	55,602
Korea Plant Service & Engineering Co., Ltd. (*)	100.0		6,000	293,958	285,715
KEPCO Nuclear Fuel Co., Ltd. (*)	96.4		89,757	176,314	158,105
Korea Electric Power Industrial Development, Ltd. (*)	49.0		7,987	24,525	24,525
Korea Electric Power Data Network Co., Ltd. (*)	100.0		64,000	163,758	120,121
Powercomm Corporation (* )	43.1		323,470	407,666	407,666
Korea District Heating Co. (*)	26.1		5,660	176,173	176,173
KEPCO International Hong Kong Ltd. (*)	100.0		15,102	220,183	220,183
KEPCO International Philippines Inc. (*)	100.0		104,832	156,814	156,814
KEPCO China International Ltd. (*)	100.0		11,051	9,786	9,786
KEPCO Gansu International Ltd. (*)	100.0		2,733	2,733	2,733
KEPCO Philippines Holdings Inc. (*)	100.0		202	202	202

		Won	18,215,900	26,902,658	26,703,438

(*)	The Company uses unaudited financial results of the above affiliated companies when applying the equity method of accounting. In subsequent periods, the Company adjusts the difference between the unaudited and audited results. Historically, the differences have been immaterial.

Korea Electric Power Corporation

Notes to Non-consolidated Financial Statements, Continued

(Unaudited)

(6)	Investment Securities, Continued

(c)	The Company eliminates unrealized gains arising from transactions with its affiliates and bad debt expense for receivables from its subsidiaries which for the nine-month period ended September 30, 2006 were as follows:

	Won (millions)
Affiliate	PP&E(*1)		Intangible assets	Allowance for doubtful accounts	Total
Korea Hydro & Nuclear Power Co., Ltd.	Won	(1,889)	—	2,803	914
Korea South-East Power Co., Ltd.		—	—	878	878
Korea Midland Power Co., Ltd.		—	—	1,094	1,094
Korea Western Power Co., Ltd.		—	—	1,024	1,024
Korea Southern Power Co., Ltd.		—	—	1,346	1,346
Korea East-West Power Co., Ltd.		—	—	1,124	1,124
Korea Power Engineering Co., Ltd.		(151,597)	—	—	(151,597)
Korea Plant Service & Engineering Co., Ltd.		(48,926)	—	533	(48,393)
KEPCO Nuclear Fuel Co., Ltd.		(20,199)	—	1	(20,198)
Korea Electric Power Data Network Co., Ltd.		(11,900)	(21,054)	144	(32,810)

	Won	(234,511)	(21,054)	8,947	(246,618)

The eliminated unrealized gains arising from transactions with its affiliates and bad debt expense for receivables from its subsidiaries for the year ended December 31, 2005 were as follows:

	Won (millions)
Affiliate	PP&E		Intangible assets	Allowance for doubtful accounts	Total
Korea Hydro & Nuclear Power Co., Ltd.	Won	(1,889)	—	3,639	1,750

Korea South-East Power Co., Ltd.		—	—	1,577	1,577
Korea Midland Power Co., Ltd.		—	—	2,007	2,007
Korea Western Power Co., Ltd.		—	—	1,789	1,789
Korea Southern Power Co., Ltd.		—	—	2,293	2,293
Korea East-West Power Co., Ltd.		—	—	1,937	1,937
Korea Power Engineering Co., Ltd.		(140,484)	—	—	(140,484)
Korea Plant Service & Engineering Co., Ltd.		(8,940)	—	697	(8,243)
KEPCO Nuclear Fuel Co., Ltd.		(18,210)	—	1	(18,209)

Korea Electric Power Data Network Co., Ltd.		(14,579)	(29,262)	204	(43,637)

	Won	(184,102)	(29,262)	14,144	(199,220)

(*1)	PP&E : Property, plant and equipment

Korea Electric Power Corporation

Notes to Non-consolidated Financial Statements, Continued

(Unaudited)

(6)	Investment Securities, Continued

(d)	Changes in investments in affiliated companies under the equity method for the nine-month period ended September 30, 2006 were as follows:

	Won (millions)
	2006
Affiliate	Book value as of January 1, 2006		Equity income (loss)	Capital adjustments	Others(*)	Book value as of September 30, 2006
Korea Gas Corporation	Won	819,100	32,184	4,419	(24,192)	831,511
Korea Hydro & Nuclear Power Co., Ltd.		12,956,002	700,835	(5,373)	(483,851)	13,167,613
Korea South-East Power Co., Ltd.		1,985,715	74,141	2,417	(34,269)	2,028,004
Korea Midland Power Co., Ltd.		2,332,511	156,301	(7,486)	(67,604)	2,413,722
Korea Western Power Co., Ltd.		2,199,988	154,409	(266)	(57,024)	2,297,107
Korea Southern Power Co., Ltd.		2,220,258	198,150	(3,193)	(35,788)	2,379,427
Korea East-West Power Co., Ltd.		2,572,239	57,131	(21,521)	(35,351)	2,572,498
Korea Power Engineering Co., Ltd.		55,602	(11,079)	—	(2,016)	42,507
Korea Plant Service & Engineering Co., Ltd.		285,715	2,612	—	(15,400)	272,927
KEPCO Nuclear Fuel Co., Ltd.		158,105	8,277	—	(1,389)	164,993
Korea Electric Power Industrial Development, Ltd.		24,525	5,950	—	(5,390)	25,085
Korea Electric Power Data Network Co., Ltd.		120,121	15,678	(257)	(1,878)	133,664
Powercomm Corporation		407,666	(22,343)	8	(647)	384,684
Korea District Heating Co.		176,173	5,454	(318)	(340)	180,969
KEPCO International Hong Kong Ltd.		220,183	(4,499)	14,768	—	230,452
KEPCO International Philippines Inc.		156,814	25,797	(10,395)	(5,351)	166,865
KEPCO China International Ltd.		9,786	(517)	(249)	4,057	13,077
KEPCO Gansu International Ltd.		2,733	(7)	(133)	4,412	7,005
KEPCO Philippines Holdings Inc.		202	2,253	56	—	2,511
KEPCO Asia International Ltd.		—	—	—	674	674
KEPCO Lebanon SARL		—	5,070	(93)	292	5,269
KEPCO Neimenggu International Ltd.		—	(4)	15	15,593	15,604

	Won	26,703,438	1,405,793	(27,601)	(745,462)	27,336,168

(*)	Others represent dividends from the affiliates, additions to the investments and changes in investments in affiliated companies, which were reflected in retained earnings.

Korea Electric Power Corporation

Notes to Non-consolidated Financial Statements, Continued

(Unaudited)

(6)	Investment Securities, Continued

Changes in investments in affiliated companies under the equity method for the year ended December 31, 2005 were as follows:

	Won (millions)
	2005
Affiliate	Book value as of January 1, 2005		Equity income (loss)	Capital adjustments	Others(*)	Book value as of December 31, 2005
Korea Gas Corporation	Won	787,842	63,604	7,344	(39,690)	819,100
Korea Hydro & Nuclear Power Co., Ltd.		12,290,606	1,011,290	(6,429)	(339,465)	12,956,002
Korea South-East Power Co., Ltd.		1,978,170	107,355	—	(99,810)	1,985,715
Korea Midland Power Co., Ltd.		2,170,337	218,815	(1,120)	(55,521)	2,332,511
Korea Western Power Co., Ltd.		2,059,733	182,343	1,384	(43,472)	2,199,988
Korea Southern Power Co., Ltd.		2,120,602	109,445	16,534	(26,323)	2,220,258
Korea East-West Power Co., Ltd.		2,472,368	104,337	21,048	(25,514)	2,572,239
Korea Power Engineering Co., Ltd.		59,875	(1,657)	—	(2,616)	55,602
Korea Plant Service & Engineering Co., Ltd.		277,932	22,483	—	(14,700)	285,715
KEPCO Nuclear Fuel Co., Ltd.		156,750	2,855	—	(1,500)	158,105
Korea Electric Power Industrial Development, Ltd.		23,315	5,534	—	(4,324)	24,525
Korea Electric Power Data Network Co., Ltd.		110,238	12,890	458	(3,465)	120,121
Powercomm Corporation		388,422	19,872	19	(647)	407,666
Korea District Heating Co.		169,527	7,664	—	(1,018)	176,173
KEPCO International Hong Kong Ltd.		196,751	22,992	15,150	(14,710)	220,183
KEPCO International Philippines Inc.		117,235	23,554	17,896	(1,871)	156,814
KEPCO China International Ltd.		—	(1,182)	(83)	11,051	9,786
KEPCO Gansu International Ltd.		—	—	—	2,733	2,733
KEPCO Philippines Holdings Inc.		—	—	—	202	202

	Won	25,379,703	1,912,194	72,201	(660,660)	26,703,438

(*)	Others represent dividends from the affiliates, additions to the investments, and changes in investments in affiliated companies, which were reflected in retained earnings.

Korea Electric Power Corporation

Notes to Non-consolidated Financial Statements, Continued

(Unaudited)

(6)	Investment Securities, Continued

(e)	Total assets, total liabilities, sales and net income (loss) of affiliated companies as of or for the nine-month period ended September 30, 2006 were as follows:

	Won (millions)
Affiliate	Total assets		Total liabilities	Sales	Net income (loss)
Korea Gas Corporation	Won	10,629,348	7,229,195	9,202,081	124,064
Korea Hydro & Nuclear Power Co., Ltd.		22,223,204	9,056,505	4,201,954	701,671
Korea South-East Power Co., Ltd.		3,711,988	1,684,862	1,504,121	74,839
Korea Midland Power Co., Ltd.		3,425,410	1,012,782	1,903,714	157,214
Korea Western Power Co., Ltd.		3,560,551	1,264,468	1,768,436	155,174
Korea Southern Power Co., Ltd.		3,577,046	1,198,965	2,460,531	199,097
Korea East-West Power Co., Ltd.		4,457,024	1,885,650	1,892,388	57,943
Korea Power Engineering Co., Ltd.		274,905	76,717	239,515	35
Korea Plant Service & Engineering Co., Ltd.		431,691	110,371	442,467	42,762
KEPCO Nuclear Fuel Co., Ltd.		279,381	87,187	80,928	10,654
Korea Electric Power Industrial Development, Ltd.		152,438	101,243	143,557	12,297
Korea Electric Power Data Network Co., Ltd.		228,907	62,433	169,622	5,330
Powercomm Corporation		1,438,279	546,347	606,356	(51,805)
Korea District Heating Co.		1,421,564	727,464	414,289	20,891
KEPCO International Hong Kong Ltd.		230,461	9	12,858	(4,499)
KEPCO International Philippines Inc.		158,947	2,153	28,171	25,797
KEPCO China International Ltd.		13,077	—	—	(517)
KEPCO Gansu International Ltd.		7,005	—	—	(7)
KEPCO Philippines Holdings Inc.		23,106	20,595	—	2,253
KEPCO Asia International Ltd.		674	—	—	—
KEPCO Lebanon SARL		13,344	8,075	10,334	5,070
KEPCO Neimenggu International Ltd.		15,604	—	—	(4)

(7)	Loans to Employees

The Company provided housing and tuition loans to employees as of September 30, 2006 and December 31, 2005 as follows:

	Won (millions)
	2006		2005
Short-term loans (note 12)	Won	14,422	12,514
Long-term loans		199,289	180,084

	Won	213,711	192,598

Korea Electric Power Corporation

Notes to Non-consolidated Financial Statements, Continued

(Unaudited)

(8)	Other Non-current Assets

Other non-current assets as of September 30, 2006 and December 31, 2005 were as follows:

	Won (millions)
	2006		2005
Deposits	Won	72,882	72,800
Others		79,752	79,054

	Won	152,634	151,854

(9)	Cash and Cash Equivalents

Cash and cash equivalents as of September 30, 2006 and December 31, 2005 are summarized as follows:

	Won (millions)
	2006		2005
Cash and cash equivalents:
Cash on hand	Won	1,419	1,181
Passbook accounts (*)		506,374	207,332

	Won	507,793	208,513

(*)	Passbook accounts restricted in use for expenditures for certain business purposes were Won58,175 million and Won70,217 million, respectively, as of September 30, 2006 and December 31, 2005.

(10)	Short-term Financial Instruments

Short-term financial instruments as of September 30, 2006 and December 31, 2005 are summarized as follows:

	Won (millions)
	2006		2005
Repurchase agreements	Won	25,000	38,000

(11)	Inventories

Inventories as of September 30, 2006 and December 31, 2005 are summarized as follows:

	Won (millions)
	2006		2005
Raw materials	Won	4,896	4,297
Supplies		117,624	79,820
Other		12,450	8,624

	Won	134,970	92,741

Korea Electric Power Corporation

Notes to Non-consolidated Financial Statements, Continued

(Unaudited)

(12)	Other Current Assets

Other current assets as of September 30, 2006 and December 31, 2005 are summarized as follows:

	Won (millions)
	2006		2005
Held-to-maturity securities (*)	Won	—	33
Short-term loans to employees (note 7)		14,422	12,514
Accrued income		27,324	30,945
Advance payments		4,061	2,724
Prepaid expenses		13,995	2,703
Other current assets		68,201	25,231

	Won	128,003	74,150

(*)	Held-to-maturity securities consist of government and municipal bonds.

(13)	Common Stock and Capital Surplus

(a)	Common Stock

The Company has 1,200,000,000 authorized shares of Won5,000 par value common stock, of which 641,567,712 shares had been issued as of September 30, 2006.

(b)	Capital Surplus

Capital surplus as of September 30, 2006 and December 31, 2005 was as follows:

	Won (millions)
	2006		2005
Paid-in capital in excess of par value	Won	835,139	835,142
Reserves for asset revaluation		12,552,973	12,552,973
Other capital surplus		1,050,737	1,034,612

	Won	14,438,849	14,422,727

The Company revalued its property, plant and equipment in accordance with the KEPCO Act and the then Asset Revaluation Law, and recorded a revaluation gain of Won12,552,973 million as a reserve for asset revaluation. The reserve for asset revaluation may be credited to paid-in capital or offset against any accumulated deficit by resolution of the shareholders.

Korea Electric Power Corporation

Notes to Non-consolidated Financial Statements, Continued

(Unaudited)

(14)	Appropriated Retained Earnings

Appropriated retained earnings as of September 30, 2006 and December 31, 2005 are summarized as follows:

	Won (millions)
	2006		2005
Involuntary:
Legal reserve	Won	1,603,919	1,601,871

Voluntary:
Reserve for investment in social overhead capital		5,217,449	5,152,449
Reserve for research and human resources development		270,000	210,000
Reserve for business rationalization		31,900	31,900
Reserve for business expansion		16,588,939	15,003,071
Reserve for dividend equalization		210,000	210,000

		22,318,288	20,607,420

	Won	23,922,207	22,209,291

The KEPCO Act requires the Company to appropriate a legal reserve equal to at least 20 percent of net income for each accounting period until the reserve equals 50 percent of the common stock. The legal reserve is not available for cash dividends. However, this reserve may be credited to paid-in capital (a component of capital surplus) or offset against accumulated deficit by resolution of the shareholders.

Prior to 1990, according to the KEPCO Act, at least 20 percent of net income in each fiscal year was required to be established as a reserve for business expansion until such reserve equaled the common stock. Beginning in 1990, no percentage was specified.

The reserve for investment in social overhead capital and the reserve for research and human resources development are appropriated by the Company to avail itself of qualified tax credits to reduce corporate tax liabilities. These reserves are not available for cash dividends for a certain period defined in the Special Tax Treatment Control Law.

Until December 10, 2002 under the Special Tax Treatment Control Law, investment tax credit was allowed for certain investments. The Company was, however, required to appropriate from retained earnings the amount of tax benefits received and transfer such amount into a reserve for business rationalization. Effective December 11, 2002, the Company is no longer required to establish a reserve for business rationalization despite tax benefits received for certain investments and, consequently, the existing balance is now regarded as a voluntary reserve.

The reserve for dividend equalization, which is considered a voluntary reserve, is appropriated by the Company to reduce fluctuation of dividend rate for the purpose of stabilizing the Company’s stock price and credit rating.

Korea Electric Power Corporation

Notes to Non-consolidated Financial Statements, Continued

(Unaudited)

(15)	Capital Adjustments

Capital adjustments as of September 30, 2006 and December 31, 2005 were as follows:

	Won (millions)
	2006		2005
Treasury stock	Won	(98,093)	(118,293)
Gain on valuation of available-for-sale securities, net (note 6(a))		1,685	3,252
Equity earnings of affiliates		133,262	122,502
Equity loss of affiliates		(116,877)	(86,107)

	Won	(80,023)	(78,646)

The Company has shares held in the treasury amounting to Won98,093 million (4,253,058 shares) and Won118,293 million (5,450,062 shares) as of September 30, 2006 and December 31, 2005, respectively.

(16)	Short-term Borrowings

Short-term borrowings as of September 30, 2006 and December 31, 2005 were as follows:

Lender	Type	Annual interest rate (%)	Won (millions)
			2006		2005
Local currency:
Woori Bank	Commercial paper	CD+0.3 (4.59 at September 30, 2006)	Won	150,000	71,000

Foreign currency:
Korea Development Bank	Bridge loan	LIBOR + 0.09		281,948	—

			Won	431,948	71,000

The Company entered into short-term credit facilities with five banks including Woori Bank with total commitment up to Won1,160,000 million. As of September 30, 2006 and December 31, 2005, borrowings under these facilities amounted to Won150,000 million and Won71,000 million, respectively.

Korea Electric Power Corporation

Notes to Non-consolidated Financial Statements, Continued

(Unaudited)

(17)	Long-term Debt

Long-term debt as of September 30, 2006 and December 31, 2005 were as follows:

(a)	Long-term Borrowings

Lender	Type	Maturity	Annual interest rate (%)	Won (millions)
				2006		2005
Korea Development Bank	Industrial facility	2006	5.11-5.37	Won	43,750	371,875
Korea Development Bank	Industrial facility	2007	5.15-5.51		131,250	253,125
Korea Development Bank	Industrial facility	2008	5.16-5.39		981,250	1,327,083
Korea Development Bank and other	Industrial facility	2009	4.67-5.38		1,829,166	1,550,000
Korea Development Bank	Industrial facility	2010	4.96-5.01		1,100,000	1,100,000
Korea Development Bank and other	Industrial facility	2011	4.67-4.79		1,050,000	—
The Export-import Bank of Korea	Industrial facility	2026	2.00		8,000	—
Korea Development Bank and others	Rural area development	2006~2040	—		24,424	25,992

					5,167,840	4,628,075

Less: Current portion					(1,232,066)	(1,170,644)

				Won	3,935,774	3,457,431

(b)	Debentures

Lender	Maturity	Annual interest rate (%)	Won (millions)
			2006		2005
	2006	4.67-5.32	Won	500,000	890,000
	2007	4.11-4.96		885,000	885,000
Local currency debentures (Electricity bonds)	2008	3.43-5.29		1,810,000	1,720,000
	2009	3.61-5.25		1,050,000	630,000
	2010	4.14-4.24		490,000	490,000
	2011	4.98-5.08		140,000	—
	2013	4.90		120,000	120,000

				4,995,000	4,735,000

Korea Electric Power Corporation

Notes to Non-consolidated Financial Statements, Continued

(Unaudited)

(17)	Long-term Debt, Continued

Lender	Maturity		Annual Interest rate (%)	Won (millions)
				2006	2005
	2006		6M Libor + 0.13~0.14	—	266,612
	2007		0.51-8.50	1,144,303	1,222,642
	2008	(*)	2.00	257,874	276,372
	2010		3.13	300,161	300,037
Foreign currency debentures	2013		7.75	330,820	354,550
	2026		6.00	66,769	71,558
	2027		6.75-7.00	301,912	323,569
	2034		5.13	283,560	303,900
	2096		8.28	177,439	190,837

				2,862,838	3,310,077

				7,857,838	8,045,077
Less: Current portion, net of discount of Won1,341 million in 2006 and Won386 million in 2005				(2,032,456)	(1,157,562)
Discount				(23,555)	(31,463)

				Won5,801,827	6,856,052

(*)	In 2003, the Company issued overseas debentures to KEPCO Cayman Company Limited of US$250 million and the right to exchange the debentures into shares of Powercomm Corporation held by the Company. KEPCO Cayman Company Limited issued overseas debentures of US$250 million under substantially similar terms and conditions as the debentures issued by the Company to KEPCO Cayman Company Limited, the details of which are as follows:

•	Maturity date: November 26, 2008

•	Exchangeable upon Qualifying Public Offering (QPO): QPO means the first listing on the Korea Stock Exchange, New York Stock Exchange or National Association of Securities Dealers Automated Quotations (NASDAQ) meeting certain requirements. Powercomm Corporation is not required to complete a QPO prior to the maturity of the debentures. The Company does not guarantee the QPO of Powercomm Corporation.

•	Shares to be exchanged: Powercomm Corporation’s shares or Deposit Receipt (DR)

•	Exchangeable period: From 10th day after the listing of Powercomm Corporation to 10th day before its maturity

•	Exchange price: 120% of the lesser of market price on the listing day or weighted average price for 10 days after its listing.

•	Early redemption: When certain conditions are met or after 3 years from issuance, outstanding debentures are redeemable at the guaranteed return of 2.88% (102.74% of issuance amount)

•	Repayment at maturity: Repayment will be made with a guaranteed return of 3.68% (109.13% of issuance amounts).

The Company has unconditionally and irrevocably guaranteed full and timely repayment of principal and interest on the debentures.

Korea Electric Power Corporation

Notes to Non-consolidated Financial Statements, Continued

(Unaudited)

(17)	Long-term Debt, Continued

(c)	Exchangeable Bonds

Description	Annual interest rate (%)	Won (millions)
		2006		2005
Overseas exchangeable bonds	0.00	Won	84,590	122,902
Plus: Premium on debentures issued			2,837	5,556
Less: Conversion right adjustment			(5,923)	(11,599)

		Won	81,504	116,859

On November 4, 2003, the Company issued overseas exchangeable bonds of JPY28,245,468,400 at a premium. During 2005, the bondholders converted JPY14,438,543,000 into 344,704 shares of common stock and 10,444,768 shares of DR (equivalent to 5,222,384 shares of common stock). During 2006, the bondholders converted JPY3,583,782,000 into 2,763,608 shares of DR (equivalent to 1,381,804 shares of common stock). As of September 30, 2006, the remaining number of common stock to be converted was 3,050,930 shares if the conversion rights are exercised. As of September 30, 2006, the details of the bonds were as follows:

•	Maturity date: November 4, 2008

•	Amount to be paid at maturity: JPY7,912,735,500

•	Exchange period: From December 15, 2003 to 10th day prior to its maturity

•	Shares to be exchanged: Common stock of the Company or its equivalent Deposit Receipt (DR)

•	Exchange price: Won30,000 per share

•	Put option: Bondholders have a put option that they can exercise for JPY 8,187,000,000 on November 6, 2006

•	In accordance with Article 17, Issuance of Convertible Bonds, and Article 11, Calculation of Dividend for New Shares, of the Articles of Incorporation of the Company, distribution of dividends on new shares resulting from conversion of exchangeable bonds are deemed to have been issued at the end of the immediately preceding fiscal year.

(d)	Foreign currency debts, by currency, as of September 30, 2006 and December 31, 2005 were as follows:

	2006				2005
	Foreign currency (thousands)		Won equivalent (millions)		Foreign currency (thousands)		Won equivalent (millions)
Short-term borrowings	US$	118,913	Won	112,397		—		—
	JPY	13,826,871		110,920		—		—
	EUR	48,833		58,631		—		—

				281,948				—
Debentures	US$	2,495,608		2,358,849	US$	2,496,270	Won	2,528,721
	JPY	20,000,000		160,442	JPY	51,000,000		438,620
	EUR	250,000		300,160	EUR	250,000		300,038
	GBP	24,467		43,387	GBP	24,467		42,698

				2,862,838				3,310,077
Exchangeable bonds	JPY	7,912,735		84,590	JPY	11,496,518		122,902

			Won	3,229,376			Won	3,432,979

Korea Electric Power Corporation

Notes to Non-consolidated Financial Statements, Continued

(Unaudited)

(17)	Long-term Debt, Continued

(e)	Aggregate maturities of the Company’s long-term debt as of September 30, 2006 were as follows:

Period ended September 30,	Won (millions)
	Local currency borrowings	Electricity bonds	Foreign debentures	Exchangeable bonds	Total
2007	Won1,232,066	1,285,000	748,798	—	3,265,864
2008	1,528,472	1,560,000	397,945	—	3,486,417
2009	1,544,380	1,280,000	259,030	84,590	3,168,000
2010	640,013	610,000	301,252	—	1,551,265
2011	204,243	140,000	1,009	—	345,252
Thereafter	18,666	120,000	1,154,804	—	1,293,470

	Won5,167,840	4,995,000	2,862,838	84,590	13,110,268

(18)	Assets Denominated in Foreign Currencies

As of September 30, 2006 and December 31, 2005, there were no significant liabilities denominated in foreign currencies other than those mentioned in note 17(d). Major assets denominated in foreign currencies as of September 30, 2006 and December 31, 2005 were as follows:

	2006				2005
	Foreign currency (thousands)		Won equivalent (millions)		Foreign currency (thousands)		Won equivalent (millions)
Cash and cash equivalents	US$	275	Won	260	US$	203	Won	206
Other accounts receivable	US$	13,375		12,642	US$	11,662		11,813
	JPY	103,209		828		—		—
Accrued income	US$	1,584		1,497		—		—
Security Deposits for offices	US$	121		114	US$	119		120
	JPY	14,091		113	JPY	10,239		88
	EUR	20		23	EUR	20		23

			Won	15,477			Won	12,250

Korea Electric Power Corporation

Notes to Non-consolidated Financial Statements, Continued

(Unaudited)

(19)	Retirement and Severance Benefits

Changes in retirement and severance benefits for the nine-month period ended September 30, 2006 and for the year ended December 31, 2005 are summarized as follows:

	Won (millions)
	2006		2005
Estimated severance accrual at beginning of year	Won	549,415	439,794
Provision for retirement and severance benefits		67,864	122,383
Payments		(11,707)	(12,762)

Estimated severance accrual at end of period		605,572	549,415

Deposit for severance benefit insurance		(100,917)	(98,900)
Transfer to National Pension Fund		(93)	(93)

Net balance at end of period	Won	504,562	450,422

The Company entered into retirement benefit trust arrangements with Samsung Life Insurance Co., Ltd. and other insurance companies, for which the deposits account for 16.7% of the total retirement and severance benefits as of September 30, 2006. Retirement insurance benefit deposits to be payable to the employees in the insurance companies amounting to Won100,917 million are presented as a deduction from the accrual for retirement and severance benefits.

(20)	Other Current Liabilities

Other current liabilities as of September 30, 2006 and December 31, 2005 were as follows:

	Won (millions)
	2006		2005
Advances received	Won	92,560	100,721
Withholdings		135,821	200,768
Unearned revenue		49,215	14,121
Accrued other expenses		43,426	49,172
Dividends payable		2,333	2,781
Currency swaps (note 21)		—	33,803
Others		239,045	241,810

	Won	562,400	643,176

Korea Electric Power Corporation

Notes to Non-consolidated Financial Statements, Continued

(Unaudited)

(21)	Derivative Instruments Transactions

The Company has entered into various swap contracts to hedge risks involving foreign currency exchange rate and interest rate of long-term debentures. However, the Company does not apply hedge accounting and these contracts are recorded at fair value with subsequent changes in fair value recorded in current income.

(a)	Currency swap contracts as of September 30, 2006 were as follows:

	Contract year	Settlement year	Contract amount in millions			Contract interest rate per annum (%)
			Pay	Receive		Pay	Receive
JPMorgan Chase Bank & Deutsche Bank (*1, *2)	2002	2007	JPY76,700	US$	650	1.18	4.25
Barclays Bank PLC London	2002	2007	JPY30,400	US$	250	1.04	3M LIBOR
							+ 0.75

(*1)	If the Republic of Korea declares default on its debts, KEPCO is entitled to receive Korean government bonds instead of cash. Valuation for these embedded derivatives is reflected in the valuation of the currency swap.
(*2)	The Company pays JPY7,670 million, which is 10% of the contract amount, every March and September and will receive US$650 million in September 2007.

(b)	Interest rate swap contracts as of September 30, 2006 were as follows:

	Notional amount in millions		Contract interest rate per annum		Term
			Pay (%)	Receive (%)

Deutsche Bank	US$	100	Max	Max	1998-2007
(formerly Bankers Trust Co.)			(6.074-LIBOR, 0)	(LIBOR-6.074, 0)

Deutsche Bank	US$	100	Max	Max	1998-2007
(formerly Bankers Trust Co.)			(LIBOR-6.074, 0)	(6.074-LIBOR, 0)

(c)	Valuation and transaction gains and losses on swap contracts recorded as other income or expense for the nine-month periods ended September 30, 2006 and 2005 were as follows:

	Won (millions)
	2006		2005
Valuation
Currency swaps:
Gains	Won	1,653	107,995
Losses		(26,687)	(37,774)
Interest rate swaps:
Gains		1,196	32,723
Losses		—	—

	Won	(23,838)	102,944

Transaction
Derivatives:
Gains	Won	3,905	—
Losses		(12,652)	(26,880)

		(8,747)	(26,880)

Korea Electric Power Corporation

Notes to Non-consolidated Financial Statements, Continued

(Unaudited)

(21)	Derivative Instruments Transactions, Continued

(d)	The Company, in anticipation of future foreign currency exchange rates, terminated currency and interest rate swap contracts related to two of its foreign currency debentures. As a result of the termination, transaction loss on currency and interest rate swaps amounted to Won11,590 million for the nine-month period ended September 30, 2006. Currency and interest swap contracts terminated during 2006 were as follows:

Currency swap contracts:

	Contract Year	Settlement year	Contract amounts in millions				Contract interest rate per annum (%)
			Pay		Receive		Pay	Receive
Deutsche Bank	2003	2013	KRW	178,350	US$	150	CD+3.3	7.75
UBS	2003	2013	KRW	148,625	US$	125	CD+3.3	7.75
Credit Suisse First Boston	2003	2013	KRW	89,175	US$	75	CD+3.3	7.75
Barclays Bank PLC London	2004	2014	KRW	106,200	US$	100	[4.5+(JPY/KRW)	5.125
							-11.02]
Credit Suisse First Boston	2004	2014	KRW	106,200	US$	100	[4.5+(JPY/KRW)	5.125
							-11.02]
UBS	2004	2014	KRW	106,200	US$	100	[4.5+(JPY/KRW)	5.125
							-11.02]

Interest rate swap contracts:

	Notional amount in millions		Contract interest rate per annum		Term
			Pay (%)	Receive (%)
Deutsche Bank	KRW	178,350	5+2×[JPY/KRW-11.03]	CD+3.3	2003-2013
UBS	KRW	148,625	5+2×[JPY/KRW-11.03]	CD+3.3	2003-2013
Credit Suisse First Boston	KRW	89,175	5+2×[JPY/KRW-11.03]	CD+3.3	2003-2013

(22)	Power Transmission and Distribution Costs

Power generation, transmission and distribution costs for the nine-month periods ended September 30, 2006 and 2005 were as follows:

	Won (millions)
	2006		2005
Material expenses:
Oil	Won	26,308	21,455

Labor expenses:
Salaries		462,933	467,311
Severance and retirement benefits		38,207	45,103

		501,140	512,414

Overhead expenses:
Employee benefits		72,334	66,218
Depreciation		1,347,427	1,325,618
Maintenance		618,983	488,796
Commission and consultation fees		87,045	79,088
Property, plant and equipment removal costs		155,691	111,289
Others		197,132	159,958

		2,478,612	2,230,967

	Won	3,006,060	2,764,836

Korea Electric Power Corporation

Notes to Non-consolidated Financial Statements, Continued

(Unaudited)

(23)	Selling and Administrative Expenses

Details of selling and administrative expenses for the nine-month periods ended September 30, 2006 and 2005 are as follows:

	Won (millions)
	2006		2005
Labor	Won	305,713	317,041
Employee benefits		59,187	50,180
Sales commission - others		259,367	249,942
Depreciation and amortization		22,594	26,132
Promotion		18,268	10,689
Commission and consultation fees		32,777	28,567
Bad debts		17,889	14,278
Maintenance		11,665	12,496
Others		130,984	117,183

	Won	858,444	826,508

(24)	Income Taxes

(a)	The components of income tax expense for the nine-month periods ended September 30, 2006 and 2005 are summarized as follows:

	Won (millions)
	2006		2005
Current income tax expense	Won	434,493	518,633
Deferred income tax expense		132,718	258,265

	Won	567,211	776,898

(b)	Income tax expense calculated using statutory tax rates differs from that in the income statement for the nine-month periods ended September 30, 2006 and 2005 for the following reasons:

	Won (millions)
	2006		2005
Income tax expense at statutory tax rates	Won	732,940	925,151
Tax effects of permanent differences:
Dividend income (*)		(163,019)	(148,171)
Other		(2,661)	47
Tax credit		(377)	(468)
Other, net		328	(339)

Income tax expense per the income statement	Won	567,211	776,898

Korea Electric Power Corporation

Notes to Non-consolidated Financial Statements, Continued

(Unaudited)

(24)	Income Taxes, Continued

(*)	Under the Corporate Income Tax Act, a portion of dividend income is not taxable. As such, certain portions of equity in net income of affiliates are considered permanent differences in the calculation of deferred tax assets (liabilities).

The effective tax rates, after adjustments for certain differences between amounts reported for financial accounting and income tax purposes, were approximately 21.28% and 23.09% for the nine-month periods ended September 30, 2006 and 2005, respectively.

(c)	The tax effects of temporary differences that result in significant portions of deferred income tax assets and liabilities as of September 30, 2006 and 2005 are presented below:

	Won (millions)
	2006		2005
Deferred income tax assets:
Loss on valuation of derivatives	Won	55,108	101,707
Accrual for retirement and severance benefits		99,894	84,061
Deferred foreign exchange translation loss		8,331	9,442
Accounts payable - purchase of electricity		146,475	156,224
Other, net		189,974	123,223

Total deferred income tax assets		499,782	474,657

Deferred income tax liabilities:
Gain on valuation of derivatives		(24,117)	(102,314)
Deferred foreign exchange translation gain		(19,922)	(23,159)
Reserve for social overhead capital investment		(76,204)	(104,709)
Reserve for research and human resource development		(51,844)	(48,422)
Equity income of affiliates		(2,495,446)	(2,245,778)
Other, net		(42,027)	(35,051)

Total deferred income tax liabilities		(2,709,560)	(2,559,433)

Net deferred income tax liabilities	Won	(2,209,778)	(2,084,776)

As of September 30, 2006 and 2005, temporary differences arising from equity loss amounting to Won1,711 million and Won1,016 million, respectively, relating to KEPCO China International Ltd., Jiaosuo KEPCO Power Co., Ltd., KEPCO Gansu International Ltd. and KEPCO Neimenggu International Ltd. have not been recognized as deferred income tax assets as it is not probable that future profit will be available against which the Company can utilize the related benefit.

Korea Electric Power Corporation

Notes to Non-consolidated Financial Statements, Continued

(Unaudited)

(25)	Earnings Per Share

Basic earnings per common share for the nine-month periods ended September 30, 2006 and 2005 are calculated by dividing net income by the weighted-average number of shares of common stock outstanding.

	Won (millions except share data)
	2006		2005
Net income	Won	2,098,063	2,587,325
Weighted-average number of common shares outstanding		637,407,054	629,708,023

Basic earnings per common share in Won	Won	3,292	4,109

Diluted earnings per share for the nine-month periods ended September 30, 2006 and 2005 are calculated by dividing net income available to common shareholders plus the effect of dilutive securities by the weighted-average number of shares of common and common equivalent shares.

	Won (millions)
	2006		2005
Net income	Won	2,098,063	2,587,325
Exchangeable bond interest		778	3,456

		2,098,841	2,590,781

Weighted-average number of common shares and dilutive securities		640,457,984	639,707,870

Diluted earnings per share in Won	Won	3,277	4,050

Korea Electric Power Corporation

Notes to Non-consolidated Financial Statements, Continued

(Unaudited)

(26)	Transactions and Balances with Related Companies

(a)	Transactions with related parties for the nine-month periods ended September 30, 2006 and 2005 were as follows:

		Won (millions)
Related party	Transaction	2006		2005
Sales and other income:
Korea Hydro & Nuclear Power Co., Ltd.	Sales of electricity and others	Won	90,306	88,839
Korea South-East Power Co., Ltd.	’’		31,512	27,165
Korea Midland Power Co., Ltd.	’’		34,978	16,769
Korea Western Power Co., Ltd.	’’		29,913	29,168
Korea Southern Power Co., Ltd.	’’		15,269	14,090
Korea East-West Power Co., Ltd.	’’		39,393	28,005
Others	’’		80,661	111,624

		Won	322,032	315,660

		Won (millions)
Related party	Transaction	2006		2005
Purchases and others:
Korea Hydro & Nuclear Power Co., Ltd. (*)	Purchase of electricity and others	Won	4,199,521	4,199,166
Korea South-East Power Co., Ltd. (*)	’’		1,437,771	1,457,855
Korea Midland Power Co., Ltd. (*)	’’		1,891,754	1,532,292
Korea Western Power Co., Ltd. (*)	’’		1,760,879	1,626,286
Korea Southern Power Co., Ltd. (*)	’’		2,455,598	2,044,196
Korea East-West Power Co., Ltd. (*)	’’		1,852,874	1,508,861
Korea Power Engineering Co., Inc.	Designing of power plant and others		2,898	6,272
Korea Plant Service & Engineering Co., Ltd.	Utility plant maintenance		31,959	30,060
Korea Electric Power Data Network Co., Ltd.	Maintenance of computer system		81,897	129,025
Others	Commissions for service and others		117,440	139,112

		Won	13,832,591	12,673,125

(*)	The Company purchased electricity from its power generation subsidiaries through Korea Power Exchange.

Korea Electric Power Corporation

Notes to Non-consolidated Financial Statements, Continued

(Unaudited)

(26)	Transactions and Balances with Related Companies, Continued

(b)	Receivables arising from related party transactions as of September 30, 2006 and December 31, 2005 were as follows:

	Won (millions)
	2006
Related party	Trade receivables		Other receivables	Total
Korea Hydro & Nuclear Power Co., Ltd.	Won	7,386	2,199	9,585
Korea South-East Power Co., Ltd.		2,603	72	2,675
Korea Midland Power Co., Ltd.		3,407	1,132	4,539
Korea Western Power Co., Ltd.		2,740	262	3,002
Korea Southern Power Co., Ltd.		312	164	476
Korea East-West Power Co., Ltd.		1,555	223	1,778
Others		1,889	49,937	51,826

	Won	19,892	53,989	73,881

	Won (millions)
	2005
Related party	Trade receivables		Other receivables	Total
Korea Hydro & Nuclear Power Co., Ltd.	Won	7,436	4,226	11,662
Korea South-East Power Co., Ltd.		2,454	283	2,737
Korea Midland Power Co., Ltd.		1,112	559	1,671
Korea Western Power Co., Ltd.		2,457	357	2,814
Korea Southern Power Co., Ltd.		992	315	1,307
Korea East-West Power Co., Ltd.		1,885	1,659	3,544
Others		4,328	24,934	29,262

	Won	20,664	32,333	52,997

Korea Electric Power Corporation

Notes to Non-consolidated Financial Statements, Continued

(Unaudited)

(26)	Transactions and Balances with Related Companies, Continued

(c)	Payables arising from related party transactions as of September 30, 2006 and December 31, 2005 were as follows:

	Won (millions)
	2006
Related party	Trade payables		Other payables	Total
Korea Hydro & Nuclear Power Co., Ltd. (*)	Won	375,834	564	376,398
Korea South-East Power Co., Ltd. (*)		116,888	890	117,778
Korea Midland Power Co., Ltd. (*)		145,195	1,188	146,383
Korea Western Power Co., Ltd. (*)		139,206	4,286	143,492
Korea Southern Power Co., Ltd. (*)		184,571	309	184,880
Korea East-West Power Co., Ltd. (*)		152,282	1,607	153,889
Korea Power Engineering Co., Inc.		—	650	650
Korea Plant Service & Engineering Co., Ltd.		—	284	284
Korea Electric Power Data Network Co., Ltd.		—	9,381	9,381
Others		—	31,774	31,774

	Won	1,113,976	50,933	1,164,909

(*)	The Company has purchased electricity from its power generation subsidiaries through Korea Power Exchange. The above trade payables represent the amount payable to the power generation subsidiaries.

	Won (millions)
	2005
Related party	Trade payables		Other payables	Total
Korea Hydro & Nuclear Power Co., Ltd. (*)	Won	491,173	8,459	499,632
Korea South-East Power Co., Ltd. (*)		210,825	2,795	213,620
Korea Midland Power Co., Ltd. (*)		272,328	5,847	278,175
Korea Western Power Co., Ltd. (*)		246,305	3,042	249,347
Korea Southern Power Co., Ltd. (*)		314,867	2,626	317,493
Korea East-West Power Co., Ltd. (*)		265,266	3,931	269,197
Korea Power Engineering Co., Inc.		1,653	—	1,653
Korea Plant Service & Engineering Co., Ltd.		5,935	12	5,947
Korea Electric Power Data Network Co., Ltd.		23,237	1,341	24,578
Others		2,905	18,528	21,433

	Won	1,834,494	46,581	1,881,075

(*)	The Company purchased electricity from its power generation subsidiaries through Korea Power Exchange. The above trade payables represent the amount payable to the power generation subsidiaries.

Korea Electric Power Corporation

Notes to Non-consolidated Financial Statements, Continued

(Unaudited)

(26)	Transactions and Balances with Related Companies, Continued

(d)	As discussed in note 16 and 17, as of September 30, 2006 and December 31, 2005, the balances of short term and long-term borrowings from Korea Development Bank amounted to Won4,917,364 million and Won4,628,074 million, respectively, and the related interest expense amounted to Won177,079 million and Won147,086 million, respectively, for the nine-month periods ended September 30, 2006 and 2005.

(e)	The Company has provided guarantees for related companies as of September 30, 2006 as follows:

Type	Guaranteed company	US$(thousands)
Other (*)	KEPCO Ilijan Co.	US$	102,000

(*)	KEPCO Ilijan Corporation, which is a subsidiary of KEPCO International Philippines Inc., is engaged in the power generation business in the Philippines and borrowed US$300 million in 2000 as project financing from Japan Bank of International Corporation and others. In connection with the borrowing, KEPCO Ilijan Corporation’s investment securities under the equity method held by KEPCO International Philippines Inc. were pledged as collateral. The Company has provided National Power Corporation and others with the guarantee not to exceed US$72 million on performance of the power generation business of KEPCO Ilijan Corporation as well as with partial guarantee not to exceed US$30 million for repayment of that borrowing.

(f)	Guarantees provided by related companies for the Company as of September 30, 2006 were as follows:

USD and GBP (thousands)
Type	Related party	Currency	Guaranteed amounts	Type of borrowings	Balance of borrowing as of September 31, 2006
Payment guarantee (*)	Korea Development Bank	US$ GBP	1,262,567 26,547	Foreign currency bond ”	US$1,003,366 GBP 24,467

(*)	Korea Development Bank has provided a repayment guarantee for some foreign currency debentures of the Company, which existed at the time of spin-off, but which had not been redeemed as of September 30, 2006.

(g)	The Company paid salaries and other compensations to key members of management for the nine-month period ended September 30, 2006 as follows:

	Won (millions)
	2006
	Annual compensation		Average payment
Salaries	Won	1,837	703
Retirement and severance benefits		255	111

	Won	2,092	814

Korea Electric Power Corporation

Notes to Non-consolidated Financial Statements, Continued

(Unaudited)

(27)	Non-cash Investing and Financing Activities

Significant non-cash investing and financing activities for the nine-month periods ended September 30, 2006 and 2005 are summarized as follows:

	Won (millions)
	2006		2005
Conversion of exchangeable bonds	Won	36,709	—

(28)	Commitments and Contingencies

(a)	As of September 30, 2006, the Company was involved in 45 lawsuits as plaintiff and 245 lawsuits as defendant. The amount of damages claimed related to the lawsuits as plaintiff and defendant were Won24,295 million and Won265,732 million, respectively, as of September 30, 2006. As of September 30, 2006, the Company recorded a liability related to the above claims amounting to Won1,340 million. In the opinion of management, the ultimate results of these lawsuits will not have a material adverse effect on the Company’s financial position, results of operations or liquidity.

(b)	A key stipulation of the Agreed Framework signed by the United States and North Korea in October 1994 was that a US-led international consortium would construct two commercial light water reactors in North Korea in return for certain nuclear non-proliferation steps to be taken by North Korea. The Korean Peninsula Energy Development Organization (“KEDO”) was chartered in March 1995 as the international consortium stipulated by the Agreed Framework and signed an agreement with North Korea in December 1995 to supply the light water reactors. Kumho, North Korea was selected as the site for such light water reactors and KEDO designated the Company as its prime contractor to build two units of pressurized light water reactors with a total capacity of 2,000 megawatts. The Company entered into a fixed price turnkey contract with KEDO, which became effective on February 3, 2000. The contract amount was US$4,182 million subject to adjustment to cover any changes in the price level.

In November 2002, amid suspicions that North Korea was engaged in an undeclared program to enrich uranium, KEDO suspended the supply of heavy fuel oil to North Korea, which was part of the Agreed Framework. Subsequently, North Korea withdrew from the Treaty on the Non-Proliferation of Nuclear Weapons in January 2003 and resumed operations at the Yongbyon facility, a nuclear facility whose operations had been frozen under the Agreed Framework. Several diplomatic initiatives were taken to resolve these issues to no avail.

In December 2003, asserting that North Korea had not met the conditions required for the continuation of the project, KEDO suspended the construction of the project for one year, which was subsequently extended to November 30, 2005. However, the Company continued to perform maintenance for the project during 2004 and 2005. In December 2005, KEDO sent a delegation to North Korea to discuss the issues regarding the project’s termination and demobilization. During the meeting, North Korea requested KEDO to withdraw all of its personnel. On January 8, 2006, KEDO completed the withdrawal of all workers from the project site.

The Executive Board of KEDO decided to terminate the light water reactor project as of May 31, 2006. KEDO notified the Company of the termination of the project and the related turnkey contract between KEDO and the Company. The Company is in the process of settling the Termination Agreement (“TA”) with KEDO.

(c)	As described in note 16, the Company entered into short-term credit facilities with five banks including Woori Bank that provide for up to Won1,160,000 million in short-term borrowings.

Korea Electric Power Corporation

Notes to Non-consolidated Financial Statements, Continued

(Unaudited)

(28)	Commitments and Contingencies, Continued

(d)	The Company entered into power purchase agreements with GS EPS Co., Ltd. and other independent power producers for power purchases in accordance with the Electricity Business Act. The power purchased under these agreements amounted to Won985,398 million and Won796,862 million for the nine-month periods ended September 30, 2006 and 2005.

(e)	In compliance with Rules on Power Transmitting Facilities announced by the Ministry of Commerce, Industry and Energy (MOCIE), the Company will impose construction costs and maintenance costs to actual users of power transmitting facilities, the Company’s six power generating subsidiaries. However, as of September 30, 2006, the effective date has been postponed until the final announcement of the imposing date.

(29)	Employee Welfare and Contributions to Society

For employee welfare, the Company maintains a refectory, an infirmary, athletic facilities, a scholarship fund, workmen’s accident compensation insurance, unemployment insurance and medical insurance. The Company donated Won99,625 million and Won102,186 million to the fund for the welfare of the Company’s employees and others for the nine-month periods ended September 30, 2006 and 2005, respectively.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By:	/s/ Kim, Myung-Whan
Name:	Kim, Myung-Whan
Title :	General Manager International Finance Department

Date: November 17, 2006